                                                Filed Pursuant to Rule 424(b)(4)
                                                              File No. 333-81868

                                    [GRAPHIC]




                             Prospectus Supplement
                     to Prospectus Dated February 15, 2002

                               1,500,000 Shares

                                     [LOGO]
                                      NUI

                                NUI Corporation

                                 Common Shares
                               $22.50 per share

--------------------------------------------------------------------------------

NUI Corporation is offering 1,500,000 common shares.

Our common shares are listed on the New York Stock Exchange under the symbol "NUI." On March 14, 2002, the last reported sale price of our common shares on the New York Stock Exchange was $22.50 per share.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 6 of the accompanying prospectus.

                                        Per Share    Total
                                        --------- -----------
                  Price to the public..  $22.50   $33,750,000
                  Underwriting discount    1.07     1,605,000
                  Proceeds to NUI .....   21.43    32,145,000

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 225,000 additional shares from us within 30 days following the date of this prospectus supplement to cover over-allotments.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets
                          A.G. Edwards & Sons, Inc.
                                                          Robert W. Baird & Co.

           The date of this prospectus supplement is March 14, 2002.

NUI Energy Operations







          [Map of East Coast of the United States depicting NUI's
           energy operations, including local distribution companies, trading hubs and a prospective trading hub.]

                        NUI Local Distribution Companies
                                NUI Trading Hubs
                           Prospective NUI Trading Hub

                               Table of Contents

                                                                                               Page
                                                                                               ----
PROSPECTUS SUPPLEMENT
About This Prospectus Supplement..............................................................  S-4
Certain Definitions and Other Information.....................................................  S-4
Prospectus Supplement Summary.................................................................  S-5
Use of Proceeds............................................................................... S-10
Capitalization................................................................................ S-11
Common Share Price Range and Dividend Policy.................................................. S-12
Selected Consolidated Financial Information................................................... S-13
Management's Discussion and Analysis of Financial Condition and Results of Operations......... S-14
Business and Properties....................................................................... S-25
Management.................................................................................... S-35
Underwriting.................................................................................. S-37
Legal Matters................................................................................. S-39
Experts....................................................................................... S-39

                                                                                               Page
                                                                                               ----
PROSPECTUS
About This Prospectus.........................................................................    3
Prospectus Summary............................................................................    4
Risk Factors..................................................................................    6
Forward Looking Statements....................................................................   12
Incorporation of Certain Documents by Reference...............................................   12
Use of Proceeds...............................................................................   13
Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends   13
Description of Debt Securities................................................................   13
Description of Capital Stock..................................................................   23
Selling Shareholders..........................................................................   25
Plan of Distribution..........................................................................   25
Legal Matters.................................................................................   27
Experts.......................................................................................   27
Where You Can Find More Information...........................................................   27

                       About This Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

If the information in this prospectus supplement is inconsistent with the information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. You should also read and consider the information in the documents to which we have referred you in "Incorporation of Certain Documents by Reference" on page 12 of the accompanying prospectus.

                           -------------------------

                   Certain Definitions and Other Information

As used in this prospectus supplement and the accompanying prospectus, the terms "NUI," "we," "us" and "our" refer to NUI Corporation, a New Jersey corporation, and its subsidiaries (unless the context indicates a different meaning), and the terms "common shares" and "shares" mean NUI's common shares, no par value, and the associated rights to purchase preferred shares that trade with our common shares. Unless otherwise stated, all information contained in this prospectus supplement and the accompanying prospectus assumes no exercise of the over-allotment option granted to the underwriters.

As used in this prospectus supplement, "Bcf" means 1,000,000,000 cubic feet of natural gas, "MMcf" means 1,000,000 cubic feet of natural gas and "Mcf" means 1,000 cubic feet of natural gas. Volumes expressed in cubic feet of natural gas may include quantities of petroleum liquids. In such cases, petroleum liquids quantities have been converted to a natural gas equivalent unit basis using a conversion ratio of one barrel of petroleum liquids to 6 Mcf of natural gas, consistent with industry standards.

                         Prospectus Supplement Summary

This summary highlights information contained in other parts of this prospectus supplement. Because it is a summary, it does not contain all of the information that you should consider before investing in our common shares. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference.

                                   About NUI

We are a growing diversified energy and utility services company with assets and operations focused along the eastern seaboard of the United States. We are principally engaged in several aspects of the natural gas industry, including distribution, storage, transmission and wholesale marketing and trading. We also provide a wide variety of complementary services to our customers.

We have grown substantially by pursuing an aggressive strategy of expanding our energy management activities and forming regional natural gas trading hubs where significant demand for natural gas and power exist. We seek to invest in physical assets that enable our wholesale marketing and trading activities to capitalize on inefficiencies and new growth opportunities that are available in the marketplace. Our wholesale marketing and trading business enhances the value of our physical assets by providing market intelligence, opportunities to capture market arbitrage and fuel management, procurement and transmission expertise.

While our non-regulated business activities have been the focus of our growth strategy, we maintain our base of regulated local natural gas distribution operations that provide relatively stable cash flow and earnings. Since we initiated our non-regulated focused growth strategy in 1996, our natural gas volumes sold or transmitted increased from 105.7 Bcf for the fiscal year ended September 30, 1996 to 181.7 Bcf for the fiscal year ended September 30, 2001. In addition, our EBITDA and net income increased from $62.5 million and $14.9 million, respectively, in fiscal 1996 to $91.8 million and $22.7 million, respectively, in fiscal 2001. For the three-month period ended December 31, 2001, our EBITDA was $28.4 million and our income before effect of change in accounting was $8.3 million.

Our operations are organized and managed under three primary segments:
Distribution Services, Wholesale Energy Marketing and Trading, and Retail and Business Services.

 . Distribution Services. We provide natural gas distribution services through regulated local distribution companies, or LDCs, in seven states along the East Coast. We serve more than 381,000 residential and commercial customers, which are primarily located in New Jersey and Florida. Our distribution operations delivered approximately 86.7 Bcf of natural gas in fiscal 2001 and provide us with stable cash flow and earnings that augment our non-regulated business activities.

 . Wholesale Energy Marketing and Trading. We are actively engaged in the marketing and trading of natural gas principally with regulated and non-regulated public utilities, industrial companies and wholesale energy merchants. We pursue an integrated energy approach that exploits wholesale marketing, trading and arbitrage opportunities in the natural gas market that can be enhanced by the control and optimization of complementary physical assets. We seek to form regional trading hubs where significant natural gas market transaction liquidity exists near our natural gas storage, transmission and distribution assets along the East Coast. We provide a wide variety of sophisticated risk management tools that our clients can use to hedge their energy costs and effectively manage the volatile natural gas market. Our wholesale marketing and trading activities have become a significant portion of our business, with natural gas volumes traded in fiscal 2002 to date averaging approximately 2.0 Bcf per day.

 . Retail and Business Services. We provide a variety of non-regulated complementary products and services to our clients. Some of these services include back-office support services to other utilities, energy sales and management services to commercial and small industrial customers, telecommunication services to retail and commercial customers, a variety of outsourcing services within the telecommunications industry and home appliance repair and leasing services. Our Retail and Business Services activities provide opportunities for financial growth and further product and service offerings in the marketplace.

                   Opportunities in the Natural Gas Industry

The natural gas industry has undergone dramatic change over the past decade, largely due to a series of steps taken by federal and state governments seeking to deregulate the industry and increase competition among industry participants. These actions are causing a major restructuring of the relationships between interstate pipeline companies, LDCs and their respective customers and have created opportunities for us to compete for these customers. We believe that the strategic location of our storage facilities, pipelines and distribution lines and our strong industry relationships position us well to continue to take advantage of these opportunities to expand our business operations and enhance our financial performance.

The focus on natural gas industry deregulation has recently shifted to the retail market. The unbundling of LDC services has sought to separate the actual sale of natural gas from the local natural gas transportation and distribution service to individual customers. These state-by-state initiatives have been slow and unpredictable. In a fully deregulated market environment, customers will be free to choose energy suppliers based on such criteria as service, price, variety of offerings and value. Proponents of unbundling believe that, along with lower prices, a competitive marketplace will create incentives for natural gas marketers to provide new and more innovative services to their customers. During the late 1990s, we took advantage of changes caused by deregulation of the natural gas industry by commencing non-regulated wholesale marketing and trading operations in regions where we own physical assets. As the natural gas industry continues to deregulate, we believe that our wholesale marketing and trading expertise, risk management products and strategic physical assets position us well to capture value in a wide range of energy related activities.

                               Business Strategy

Our business strategy is to continue to aggressively pursue opportunities created by the restructuring initiatives in the natural gas industry. We will continue to leverage our core competencies in natural gas distribution, wholesale marketing and trading and complementary customer services to maintain a balance of regulated and non-regulated business operations to enhance our shareholder return while mitigating risk. We are implementing this strategy through the following steps:

 . Enhancing Distribution Operations. The cornerstone of our business strategy is our regulated natural gas distribution operations. The consistency of cash flows and the market intelligence gained from these operations has enabled us to grow through the creation of complementary non-regulated businesses. We seek to achieve strategic growth of our distribution operations that augment our wholesale marketing and trading operations. For example, in May 2001, we reached an agreement to expand our distribution operations and provide natural gas service to Florida Crystals Corporation, a major sugar processing firm that will anchor a planned cross-Florida transmission pipeline that we are currently constructing. We will continue to focus on providing quality service to our existing customers while identifying new customers in our core operating markets.

 . Developing Additional Trading Hubs. We seek to establish energy trading hubs near the utility distribution businesses we own along the East Coast. We will review and consider strategic acquisitions and system expansions to further that goal. In creating these hubs, we can leverage our knowledge of the local market and the energy commodities to reduce risk and expenses for our utilities and industrial customers, while enhancing our overall return. Our recent acquisition of Virginia Gas Company, which owns and operates natural gas pipeline and storage facilities, and our subsequently announced agreement with an affiliate of Duke Energy to further develop and market these assets, demonstrates our commitment to developing natural gas trading hubs. We believe that Virginia Gas' natural gas storage facility near Saltville, Virginia will become a strategically located energy trading hub that will enable us to capitalize on the energy supply, wholesale trading and portfolio management opportunities in the rapidly developing Mid-Atlantic region. In addition, we recently acquired options on land and mineral rights in Mississippi where we plan to develop a salt dome natural gas storage facility with a view toward creating a natural gas trading hub. We will continue to pursue similar opportunities within our geographic operating market.

 . Expanding Complementary Products and Services. We seek to develop and offer products and services that are complementary to our natural gas operations or, alternatively, are products and services that can be developed with our knowledge of commercial and utility customers to create opportunities for further growth. We intend to grow and develop these businesses to achieve a sufficient scale so they may prosper on a stand-alone basis.

                              Recent Developments

We are engaged in negotiations to acquire certain assets from a telecommunications services business. We expect that the consideration for the assets would be our common shares with a value of not more than $11 million. We would agree to register for resale any common shares issued in this acquisition, if consummated. Any registration or subsequent resale would not occur until at least 90 days after the date of this offering.

In addition, we continue to pursue acquisition opportunities within the sectors in which we operate. Any acquisitions we consummate may involve the issuance of our securities and the registration for resale thereof.

                                 The Offering

Common shares offered..................   1,500,000 shares

Common shares to be outstanding after
  the offering.........................  15,497,187 shares

Use of proceeds........................  The net proceeds from the sale of the common shares we are offering with
                                         this prospectus supplement will be
                                         used to repay short-term bank
                                         indebtedness and for general corporate
                                         purposes. See "Use of Proceeds."

New York Stock Exchange symbol.........  NUI

The number of outstanding shares shown above is based on 13,997,187 outstanding shares at December 31, 2001 and excludes:

 . up to 225,000 shares that may be sold to the underwriters upon exercise of their over-allotment option; and

 . 996,600 shares reserved for issuance upon the exercise of outstanding stock options under our stock option plans.

                  Summary Consolidated Financial Information

The summary consolidated financial information for the fiscal years ended September 30, 1999, 2000 and 2001 and as of and for the three-month periods ended December 31, 2000 and 2001 is derived from and should be read in conjunction with "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus supplement and our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The results of three-month periods are not necessarily indicative of results for the full fiscal year. The as adjusted balance sheet data set forth below as of December 31, 2001 reflects the receipt and application of the net proceeds from the sale of common shares in this offering.

                                                                                               Three Months
                                                          Fiscal Year Ended September 30,   Ended December 31,
                                                          ------------------------------  ------------------
                                                            1999      2000       2001       2000      2001
                                                          --------  --------  ----------  --------  --------
                                                                                                (unaudited)
                                                                   (in thousands, except per share data)
Income Statement Data:
   Operating revenues.................................... $826,194  $934,776  $1,134,303  $320,380  $235,694
   Operating margins.....................................  181,744   194,961     222,124    55,649    64,159
   Operating income......................................   60,087    60,276      67,114    19,576    19,454
   Interest expense......................................   19,952    19,703      24,005     6,340     5,859
   Net income (loss).....................................   24,560    26,747      22,674     8,410   (13,080) (1)
   Income before effect of change in accounting..........   24,560    26,747      22,674     8,410     8,279
Per Share Data:
   Net income (loss)..................................... $   1.93  $   2.07  $     1.70  $   0.65  $  (0.94) (1)
   Income before effect of change in accounting..........     1.93      2.07        1.70      0.65      0.59
   Dividends per share...................................     0.98      0.98        0.98      0.25      0.25
   Weighted average number of common shares outstanding..   12,715    12,929      13,356    12,956    13,924
Other Data:
   Operations and maintenance expenses................... $ 89,763  $ 96,168  $  118,132  $ 26,457  $ 32,531
   Depreciation and amortization.........................   26,939    29,508      29,075     7,449     8,620
   EBITDA (2)............................................   88,609    94,104      91,793    28,228    28,393
   Cash flows from operating activities..................   58,956    46,232     (20,787)  (30,940)  (39,730)
   Capital expenditures..................................   47,213    48,577      59,160     7,727    14,452
   Acquisitions, net of cash acquired....................       --     4,364      37,052        --     3,862

                                                 As of December 31, 2001
                                                 -----------------------
                                                   Actual    As Adjusted
                                                 ----------  -----------
                                                       (unaudited)
                                                     (in thousands)
       Balance Sheet Data:
          Net property, plant and equipment..... $  684,562  $  684,562
          Total assets..........................  1,190,304   1,190,304
          Short-term debt.......................    262,153     230,156
          Long-term debt, less current portion..    308,991     308,991
          Total shareholders' equity............    274,687     306,684

-------------------
(1)Net income (loss) for the three-month period ended December 31, 2001 includes a non-cash, after-tax charge of $21.4 million, or $1.53 per share, as a result of a change in accounting upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets."
(2)EBITDA represents net income before income taxes, net interest expense, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States, or GAAP, and may not be comparable to other similarly titled measures used by other companies. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. We incur significant capital expenditures and incur debt, primarily related to acquisitions that are not reflected in EBITDA. We have included information concerning EBITDA because we understand that it is used by analysts and some investors as a relevant measure of financial performance.

                                Use of Proceeds

Our net proceeds from the sale of the 1,500,000 common shares we are offering with this prospectus will be approximately $32.0 million ($36.8 million if the underwriters exercise their over-allotment option in full). Our calculation of net proceeds is based on the public offering price of $22.50 per share and includes the deduction of the estimated underwriting discount and offering expenses to be paid by us.

The net proceeds from the sale of the common shares we are offering with this prospectus will be used to repay short-term bank indebtedness and for general corporate purposes. As of March 1, 2002, our short-term bank indebtedness had maturity dates of six months or less and interest rates that ranged from 2.47% to 2.68% per annum.

Until we use the net proceeds of this offering as described above, we may invest the net proceeds in highly liquid investment grade instruments, including interest-bearing bank accounts, certificates of deposit, money market securities or U.S. government or U.S. government agency securities.

                                Capitalization

The following table shows:

 . Our capitalization on December 31, 2001.

 . Our capitalization on December 31, 2001, assuming the completion of the offering at the public offering price of $22.50 per share and the use of the net proceeds to repay short-term bank indebtedness as described under "Use of Proceeds."

                                                                                  December 31, 2001
                                                                                ---------------------
                                                                                               As
                                                                                  Actual    Adjusted
                                                                                ---------   ---------
                                                                                     (unaudited)
                                                                                (dollars in thousands)
Short-term debt:
   Notes payable to banks...................................................... $237,000    $205,003
   Note payable................................................................     3,000       3,000
   Current portion of long-term debt and capital lease obligations.............    22,153      22,153
Long-term debt, less current portion...........................................   308,991     308,991
                                                                                ---------   ---------
                                                                                  571,144     539,147
Shareholders' Equity:
   Common stock, no par value; 30,000,000 shares authorized; 13,997,187 shares
     outstanding, actual; 15,497,187 shares outstanding, as adjusted...........   247,442     279,439
   Preferred stock, no par value; 5,000,000 shares authorized; no shares
     outstanding, actual and as adjusted.......................................        --          --
   Shares held in treasury: 179,721 shares.....................................    (4,384)     (4,384)
Retained earnings..............................................................    38,493      38,493
Unearned employee compensation.................................................    (6,864)     (6,864)
                                                                                ---------   ---------
   Total shareholders' equity..................................................   274,687     306,684
                                                                                ---------   ---------
       Total capitalization.................................................... $ 845,831   $ 845,831
                                                                                =========   =========

This table does not reflect:

 . up to 225,000 shares that may be sold to the underwriters upon exercise of their over-allotment option; or

 . 996,600 shares reserved for issuance upon the exercise of outstanding stock options under our stock option plans.

                 Common Share Price Range and Dividend Policy

Our common shares are listed on the New York Stock Exchange under the symbol "NUI." The following table sets forth the high and low sales prices per share for our common shares for the fiscal years ended September 30, 2000, 2001 and 2002 (through March 14, 2002).

                                                   Price Range  Dividends
                                                  -------------   Paid
                                                   High   Low   Per Share
                                                  ------ ------ ---------
      2000:
         First Quarter........................... $28.19 $23.44  $0.245
         Second Quarter..........................  30.75  22.94   0.245
         Third Quarter...........................  28.19  25.25   0.245
         Fourth Quarter..........................  32.44  26.19   0.245
      2001:
         First Quarter........................... $33.94 $27.88  $0.245
         Second Quarter..........................  32.31  25.31   0.245
         Third Quarter...........................  27.03  20.10   0.245
         Fourth Quarter..........................  23.95  20.08   0.245
      2002:
         First Quarter........................... $24.40 $20.18  $0.245
         Second Quarter (through March 14, 2002).  24.03  21.35      --

On March 14, 2002, the closing price for our common shares, as reported by the New York Stock Exchange, was $22.50 per share. As of March 14, 2002, there were approximately 5,477 holders of record of our common shares.

Common shareholders may receive dividends if the board of directors declares them out of legally available funds. We may pay dividends in cash, equity securities or another form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders. Our long-term debt agreements include, among other things, restrictions as to the payment of cash dividends. Under the most restrictive of these provisions, we were permitted to pay approximately $60.3 million of cash dividends as of December 31, 2001. Purchasers of common shares in this offering will not be entitled to receive the next regular dividend payable on March 15, 2002.

                  Selected Consolidated Financial Information

The selected consolidated financial information for the fiscal years ended September 30, 1997, 1998, 1999, 2000 and 2001 and as of and for the three-month periods ended December 31, 2000 and 2001 is derived from and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus supplement and our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The results of three-month periods are not necessarily indicative of results for the full fiscal year. The as adjusted balance sheet data set forth below as of December 31, 2001 reflects the receipt and application of the net proceeds from the sale of common shares in this offering.

                                                                                               Three Months
                                                  Fiscal Year Ended September 30,           Ended December 31,
                                          ----------------------------------------------  ------------------
                                            1997     1998     1999     2000      2001       2000      2001
                                          -------- -------- -------- -------- ----------  --------  --------
                                                                                                (unaudited)
                                                           (in thousands, except per share data)
Income Statement Data:
   Operating revenues.................... $606,285 $826,263 $826,194 $934,776 $1,134,303  $320,380  $235,694
   Operating margins.....................  163,001  169,057  181,744  194,961    222,124    55,649    64,159
   Operating income......................   45,818   39,324   60,087   60,276     67,114    19,576    19,454
   Interest expense......................   18,920   19,213   19,952   19,703     24,005     6,340     5,859
   Net income (loss).....................   19,649   12,314   24,560   26,747     22,674     8,410   (13,080) (1)
   Income before effect of change in
    accounting...........................   19,649   18,197   24,560   26,747     22,674     8,410     8,279
Per Share Data:
   Net income (loss)..................... $   1.75 $   0.98 $   1.93 $   2.07 $     1.70  $   0.65  $  (0.94) (1)
   Income before effect of change in
     accounting..........................     1.75     1.45     1.93     2.07       1.70      0.65      0.59
   Dividends per share...................     0.94     0.98     0.98     0.98       0.98      0.25      0.25
   Weighted average
    number of common shares outstanding..   11,254   12,584   12,715   12,929     13,356    12,956    13,924
Other Data:
   Operations and
    maintenance expenses................. $ 85,642 $ 85,832 $ 89,763 $ 96,168 $  118,132  $ 26,457  $ 32,531
   Depreciation and amortization.........   23,032   24,952   26,939   29,508     29,075     7,449     8,620
   EBITDA (2)............................   72,124   65,189   88,609   94,104     91,793    28,228    28,393
   Cash flows from
    operating activities.................   40,515   20,851   58,956   46,232    (20,787)  (30,940)  (39,730)
   Capital expenditures..................   51,366   59,969   47,213   48,577     59,160     7,727    14,452
   Acquisitions, net of cash acquired....   22,584       --       --    4,364     37,052        --     3,862

                                                 As of December 31, 2001
                                                 -----------------------
                                                   Actual    As Adjusted
                                                 ----------  -----------
                                                       (unaudited)
                                                     (in thousands)
       Balance Sheet Data:
          Net property, plant and equipment..... $  684,562  $  684,562
          Total assets..........................  1,190,304   1,190,304
          Short-term debt.......................    262,153     230,156
          Long-term debt, less current portion..    308,991     308,991
          Total shareholders' equity............    274,687     306,684

-------------------
(1)Net income (loss) for the three-month period ended December 31, 2001 includes a non-cash, after-tax charge of $21.4 million, or $1.53 per share, as a result of a change in accounting upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets."
(2)EBITDA represents net income before income taxes, net interest expense, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States, or GAAP, and may not be comparable to other similarly titled measures used by other companies. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. We incur significant capital expenditures and incur debt, primarily related to acquisitions that are not reflected in EBITDA. We have included information concerning EBITDA because we understand that it is used by analysts and some investors as a relevant measure of financial performance.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

The following discussion of our historical financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Information" and with our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Overview

We are a growing diversified energy and utility services company with assets and operations focused along the eastern seaboard of the United States. We are principally engaged in several aspects of the natural gas industry, including distribution, storage, transmission and wholesale marketing and trading. We also provide a wide variety of complementary services to our customers.

Results of Operations

 Three-Month Periods Ended December 31, 2001 and 2000

Net Income (Loss). Net loss for the three-month period ended December 31, 2001 was $13.1 million, or $0.94 per share, as compared to net income of $8.4 million, or $0.65 per share, for the three-month period ended December 31, 2000. The decrease in the three-month period ended December 31, 2001 was primarily due to our adoption of Statement of Financial Accounting Standard No. 142, or SFAS 142, which resulted in a one-time, non-cash transitional charge of $21.4 million (after-tax), or $1.53 per share. We also recorded a non-recurring restructuring cost of $1.2 million related to severance costs as a result of workforce reductions. Income before the effect of our adoption of SFAS 142 was $8.3 million, or $0.59 per share, for the three-month period ended December 31, 2001.

Operating Revenues. Our operating revenues include amounts billed for the cost of purchased natural gas pursuant to purchased gas adjustment clauses. Such clauses enable us to pass through to our customers, via periodic adjustments to customers' bills, increased or decreased costs incurred by us for purchased natural gas without affecting operating margins. Because our utility operations do not earn a profit on the sale of the natural gas commodity, our level of regulated operating revenues is not necessarily indicative of financial performance.

Our operating revenues decreased by $84.7 million, or 26%, to $235.7 million for the three-month period ended December 31, 2001, as compared to $320.4 million for the three-month period ended December 31, 2000.

Our Distribution Services revenues decreased by approximately $19.3 million, or 13%, to $126.7 million for the three-month period ended December 31, 2001, as compared to $146.0 million for the three-month period ended December 31, 2000, mainly due to warmer weather. Weather in New Jersey was approximately 28% warmer than normal for the three-month period ended December 31, 2001 and was 32% warmer compared to the three-month period ended December 31, 2000. Continued warmer than normal weather will adversely impact our operating revenues in the three-month period ended March 31, 2002.

Our Wholesale Energy Marketing and Trading revenues decreased by $73.2 million, or 53%, to $64.7 million for the three-month period ended December 31, 2001, as compared to $137.9 million for the three-month period ended December 31, 2000, primarily due to a substantial decrease in natural gas prices for the three-month period ended December 31, 2001, as compared to the same period in the prior fiscal year. Natural gas prices averaged $2.45 per dekatherm during the three-month period ended December 31, 2001, compared to $5.29 per dekatherm for the same period in the prior fiscal year. Utility off-system sales decreased by $4.2 million, or 17%, in the three-month period ended December 31, 2001, as compared to the same period in the prior fiscal year. Partially offsetting these decreases was $2.4 million of revenues by Virginia Gas Company, which we acquired on March 28, 2001.

Our Retail and Business Services revenues increased by approximately $7.8 million, or 21%, to $44.2 million for the three-month period ended December 31, 2001, as compared to $36.4 million for the three-month period ended December 31, 2000, mainly due to sales of $7.1 million by TIC Enterprises, LLC, which became a wholly owned subsidiary on May 15, 2001. This segment also included a revenue increase of $1.6 million, or 71%, by NUI Telecom due to customer growth. These increases were offset by a decline in revenues of $1.4 million, or 5%, by NUI Energy primarily as a result of lower natural gas prices in the three-month period ended December 31, 2001, as compared to the same period in the prior fiscal year.

Operating Margins. Our operating margins increased by $8.5 million, or 15%, to $64.2 million for the three-month period ended December 31, 2001, as compared to $55.7 for the three-month period ended December 31, 2000.

Operating margins from our Distribution Services segment for the three-month period ended December 31, 2001 decreased $0.2 million, or 0.4%, to $46.8 million from $47.0 million for the same period in the prior fiscal year. As a result of the weather normalization clauses in our New Jersey and North Carolina tariffs, our operating margins were approximately $3.5 million higher and $0.5 million lower in the three-month periods ended December 31, 2001 and 2000, respectively, than they otherwise would have been without such clauses. Due primarily to weather that was 28% warmer than normal in New Jersey during the three-month period ended December 31, 2001, margins for Elizabethtown Gas Company decreased $2.0 million, or 6%. Partially offsetting this decrease were increased margins for City Gas of Florida of $1.2 million as a result of the full impact of a base-rate increase we received in January 2001.

Operating margins from our Wholesale Energy Marketing and Trading segment increased by approximately $4.8 million, or 92%, to $9.9 million for the three-month period ended December 31, 2001, as compared to $5.1 million for the same period in the prior fiscal year. This was due to an increase of $2.4 million, or 49%, in operating margins from NUI Energy Brokers as a result of a higher winning trade percentage and margins of $2.1 million from the addition of Virginia Gas.

Operating margins increased in our Retail and Business Services segment by approximately $3.9 million, or 114%, to $7.4 million for the three-month period ended December 31, 2001, as compared to $3.5 million for the same period in the prior fiscal year. This increase was primarily due to the inclusion of $3.8 million of margins from TIC Enterprises. This segment also had increases in margins by NUI Telecom of $0.3 million, or 38%, due to customer growth. These increases were partially offset by declining margins in our Utility Business Services subsidiary of $0.3 million, or 13%, primarily due to lower conversion revenues in the three-month period ended December 31, 2001, and NUI Energy of $0.1 million, or 16%, which was also impacted by the effects of significantly warmer than normal weather during the three-month period ended December 31, 2001.

Other Operating Expenses. Operations and maintenance expenses increased approximately $6.1 million, or 23%, for the three-month period ended December 31, 2001, as compared to the three-month period ended December 31, 2000. The increase was primarily the result of $5.6 million of costs from the recent acquisitions of Virginia Gas and TIC Enterprises. Absent these increases, expenses were relatively unchanged, reflecting our cost control efforts instituted to mitigate the impact of unusually warm weather that was experienced during the period.

Other Income and Expense. Other income and expense decreased approximately $0.9 million for the three-month period ended December 31, 2001, as compared to the same period in the prior fiscal year. The decrease relates primarily to the inclusion of the equity earnings of TIC Enterprises of $0.8 million in the three-month period ended December 31, 2000. Prior to completing the acquisition of TIC Enterprises on May 15, 2001, we recorded our equity interest in the income or losses of TIC Enterprises as a component of other income and expense.

Interest Expense. Interest expense decreased approximately $0.4 million, or 7%, during the three-month period ended December 31, 2001 due to our ability to defer a portion of the interest incurred related to our under-recovered natural gas balance. In an order dated March 30, 2001, the New Jersey Board of Public Utilities allowed us to record interest on our under-recovered natural gas balance as of October 31, 2001, which will be recovered over a three-year period from December 1, 2001 through November 30, 2004. Interest expense was also impacted by higher borrowing levels, however, short-term interest rates were lower for the three-month period ended December 31, 2001, as compared to the same period in the prior fiscal year.

  Fiscal Years Ended September 30, 2001 and 2000

Net Income. Net income for fiscal 2001 was $22.7 million, or $1.70 per share, as compared to net income of $26.7 million, or $2.07 per share, in fiscal 2000. Net income in fiscal 2000 includes after-tax non-recurring credits of $1.7 million, or $0.13 per share, related to a gain on the sale of assets. Absent this non-recurring gain, net income would have been $25.1 million, or $1.94 per share, in fiscal 2000. The decrease in earnings in fiscal 2001 was primarily attributed to operating losses incurred by TIC Enterprises, which offset improved results of our other businesses. The total after-tax effect of the losses incurred by TIC Enterprises during fiscal 2001 was $6.1 million, or $0.45 per share.

Operating Revenues. Our operating revenues increased $199.5 million, or 21%, during fiscal 2001, as compared to fiscal 2000. Our Distribution Services revenues increased approximately $114.2 million in fiscal 2001, mainly as a result of a significant increase in natural gas prices, 10% colder weather than the prior fiscal year and customer growth. These increases were partially offset by a decrease in sales to certain interruptible industrial customers who switched to alternative fuels during part of the fiscal year as a result of extremely high natural gas prices.

Our Wholesale Energy Marketing and Trading revenues decreased approximately $7.7 million in fiscal 2001, primarily due to lower physical volumes traded by NUI Energy Brokers, which was partially offset by additional revenues of $2.8 million from the acquisition of Virginia Gas.

Our Retail and Business Services revenues increased $93.0 million, or 126%, in fiscal 2001 due to increases in all of its operating businesses. NUI Energy revenues increased by over $70.0 million as a result of significantly higher natural gas prices experienced during fiscal 2001. These increased natural gas prices drove many competitors out of the market. As a result, when natural gas prices began to decline, NUI Energy was able to capture additional market share and sign customers to longer term contracts. NUI Telecom increased revenues by $10.7 million in fiscal 2001 due to significant customer growth. This segment also included higher revenues from Utility Business Services and the appliance services business due to both customer growth and favorable pricing and $12.5 million of revenues by TIC Enterprises since we acquired the company on May 15, 2001.

Operating Margins. Our operating margins increased $27.2 million, or 14%, during fiscal 2001 as compared to fiscal 2000. Operating margins from our Distribution Services segment increased $4.2 million, or 2%, in fiscal 2001 as a result of weather that was 10% colder than fiscal 2000 (but still 2% warmer than normal) and customer growth. Partially offsetting these increases was the interruption of certain industrial customers for part of the heating season. As result of the weather normalization clauses in our New Jersey and North Carolina tariffs, our operating margins were approximately $0.6 million and $4.4 million higher in fiscal 2001 and 2000, respectively, than they would have been without such clauses. These weather normalization clauses mitigate some of the weather-related risk to which we are exposed. NUI Energy Brokers entered into a weather derivative that resulted in a loss of $0.5 million during fiscal 2001, as compared to approximately $1.5 million of margin that was contributed during fiscal 2000.

Operating margins from our Wholesale Energy Marketing and Trading segment increased by approximately $8.2 million, or 57%, in fiscal 2001 primarily due to the inclusion of Virginia Gas since its acquisition on March 28, 2001 and an increase of almost 51% in operating margins from NUI Energy Brokers due to increased volatility in natural gas prices and a higher winning trading percentage. These increases were partially offset by the weather derivative as noted previously.

Operating margins increased in our Retail and Business Services segment by approximately $14.8 million, or 145%, in fiscal 2001 due to the inclusion of $6.6 million of margins for TIC Enterprises, increases in revenues for NUI Energy and the continued growth of NUI Telecom, Utility Business Services and our appliance services business.

Other Operating Expenses. Operations and maintenance expenses increased by approximately $22.0 million, or 23%, in fiscal 2001, as compared to fiscal 2000. The increase was primarily the result of the inclusion of recent acquisitions of TIC Enterprises and Virginia Gas; higher provisions for bad debts, mainly as a result of the impact of extremely high natural gas prices; increased commission expenses related to the increases in operating margins by NUI Energy Brokers, NUI Energy and NUI Telecom; higher benefits costs due to the continued rising increases in medical costs; and costs associated with our new technology lease for computer equipment.

Depreciation and amortization expenses decreased approximately $0.4 million in fiscal 2001, as compared to the prior fiscal year, due to reduced capital expenditures that were placed in service during fiscal 2001 and our leasing of technology assets that were owned in previous years. These decreases were partially offset by an increase in goodwill amortization in conjunction with the previously noted acquisitions of Virginia Gas and TIC Enterprises.

Interest Expense. Interest expense increased by approximately $4.3 million in fiscal 2001, as compared to fiscal 2000. Interest expense increased over the prior fiscal year due to higher average short-term borrowings, but was partially offset by the effect of declining interest rates throughout fiscal 2001. Also contributing to the increase was the interest on $60.0 million of Senior Notes issued during August 2001. See "--Liquidity and Capital Resources."

Other Income and Expense, Net. Other income and expense, net, decreased by approximately $8.7 million in fiscal 2001, as compared to fiscal 2000. The decrease was primarily the result of the recording of $5.9 million of losses related to our equity interest in TIC Enterprises prior to its May 2001 acquisition, compared to $1.3 million of equity income in fiscal 2000. Also included in the prior year was a non-recurring gain on the sale of assets of $2.8 million.

  Fiscal Years Ended September 30, 2000 and 1999

Net Income. Net income for fiscal 2000 was $26.7 million, or $2.07 per share, as compared to net income of $24.6 million, or $1.93 per share, in fiscal 1999. Net income in both fiscal 2000 and 1999 include non-recurring credits to income. Net income in fiscal 2000 includes after-tax non-recurring credits of $1.7 million, or $0.13 per share, related to a gain on the sale of assets. Net income in fiscal 1999 includes non-recurring items totaling $2.3 million, or $0.18 per share, after tax, incurred mainly as a result of our 1998 reorganization. Absent these non-recurring gains, net income would have been $25.1 million, or $1.94 per share, in fiscal 2000 and $22.2 million, or $1.75 per share, in fiscal 1999. The increase in earnings in fiscal 2000 was mainly attributed to improved results in our non-regulated businesses.

Operating Revenues. Our operating revenues increased $108.6 million, or 13%, during fiscal 2000, as compared to fiscal 1999. Distribution Services revenues increased approximately $30.3 million in fiscal 2000, mainly as a result of slightly colder weather than the prior year (4.5% colder) and customer growth.

Wholesale Energy Marketing and Trading revenues increased by approximately $49.7 million in fiscal 2000, mainly due to increased volatility in natural gas prices, thereby creating greater opportunity for wholesale trading by NUI Energy Brokers, as well as a significant increase in natural gas prices.

Retail and Business Services revenues increased $28.6 million in fiscal 2000, primarily due to the inclusion of NUI Telecom effective November 12, 1999, which contributed $5.2 million in revenues, increases in our appliance services business and increases in revenues from Utility Business Services and NUI Energy, the latter as a result of significantly higher natural gas prices.

Operating Margins. Our operating margins increased $13.2 million, or 7%, in fiscal 2000, as compared to fiscal 1999. The increase was primarily attributable to an increase in fiscal 2000 of approximately $7.1 million, or 4%, in our Distribution Services segment as a result of weather that was 4.5% colder than fiscal 1999 (but still 11% warmer than normal) and customer growth. As a result of the weather normalization clauses in our New Jersey and North Carolina tariffs, our operating margins were approximately $4.4 million and $5.4 million higher in fiscal 2000 and 1999, respectively, than they would have been without such clauses. To further reduce the risk associated with weather, NUI Energy Brokers entered into a weather derivative during fiscal 2000, which resulted in approximately $1.5 million of margin.

Operating margins from our Wholesale Energy Marketing and Trading segment increased by approximately $5.3 million, or 59%, in fiscal 2000, primarily due to an increase of almost 55% in operating margins from NUI Energy Brokers as a result of increased volatility in natural gas prices and the weather derivative, as noted previously.

Operating margins increased in our Retail and Business Services segment by approximately $0.8 million, or 8%, in fiscal 2000 due to the inclusion of NUI Telecom and increases in revenues for our appliance services business and Utility Business Services. Partially offsetting these increases was a decrease in margins from NUI Energy, which had margins of $2.4 million in fiscal 2000, as compared to $4.1 million in fiscal 1999. Due to the surge in natural gas prices during fiscal 2000, many of NUI Energy's customers opted to enter into month-to-month contracts rather than long-term contracts, thereby decreasing the mark-to-market value of these contracts compared to fiscal 1999. As a result, even though volumes and customers both increased during fiscal 2000, margins declined as compared to fiscal 1999.

Other Operating Expenses. Operations and maintenance expenses increased by approximately $6.4 million, or 7%, in fiscal 2000, as compared to fiscal 1999. The increase was primarily the result of the inclusion of NUI Telecom beginning November 12, 1999, continued investment in our non-regulated activities and higher benefits expenses due to the rising cost of medical claims.

We recognized approximately $4.0 million of pre-tax, non-recurring income in fiscal 1999. These items were mainly the result of our 1998 reorganization.

Depreciation and amortization expenses increased approximately $2.6 million in fiscal 2000, as compared to fiscal 1999, primarily due to an additional plant in service and an increase in depreciation rates for our Florida utility division.

Interest Expense. Interest expense decreased by approximately $0.2 million in fiscal 2000, as compared to fiscal 1999. We received regulatory approval during fiscal 2000 for the retroactive deferral of carrying costs associated with our regulatory asset relating to investigation and remediation of New Jersey manufactured natural gas plant sites and to treat such carrying costs as a regulatory asset, which decreased interest expense in fiscal 2000. This decrease was partially offset by increases in fiscal 2000 due to higher average short-term borrowings and higher interest rates.

Other Income and Expense, Net. Other income and expense, net, increased approximately $2.7 million in fiscal 2000, as compared to fiscal 1999. The increase was primarily the result of a gain on a sale of assets of $2.8 million, but also reflected improved results from TIC Enterprises of approximately $0.1 million during fiscal 2000.

TIC Enterprises, LLC

On May 15, 2001, we acquired the remaining 51% interest in TIC Enterprises, LLC. The purchase price was $8.0 million plus the assumption of approximately $8.0 million of debt. We previously acquired 49% ownership on May 18, 1997 for approximately $22.0 million. Prior to May 15, 2001, we recorded our 49% share of TIC Enterprises' earnings or losses under the equity method of accounting included under other income and expense on our consolidated statement of income. Upon the full ownership of TIC Enterprises, we began consolidating the results of TIC Enterprises.

We recorded approximately $1.3 million of equity income in fiscal 1997, $0.1 million of equity losses in fiscal 1998, and $1.2 million and $1.3 million of equity income for fiscal years 1999 and 2000, respectively (all amounts are net of goodwill amortization), representing our 49% share of TIC Enterprises' operating results. In fiscal 2001, TIC Enterprises began experiencing operating losses, in part, as a result of the downturn in the economy and the market for telecommunications equipment. At the same time, TIC Enterprises was in the middle of switching telecommunications equipment providers from Lucent Technologies to Nortel Networks. The changeover of strategic partners required a ramp-up period to learn the new products, train the sales force and hire and mobilize a larger sales force. In addition, TIC Enterprises was also in the midst of ramping up for its program to sell United States Postal Service, or USPS, products and services. When the market for telecommunications equipment faded, TIC Enterprises was not yet profitable with its USPS product line. As a result, beginning in November 2000, TIC Enterprises began to experience operating losses. The TIC Enterprises senior management team at that time was unable to institute effective measures to mitigate these issues and, on May 15, 2001, we purchased the remaining 51% of TIC Enterprises. We recorded approximately $6.0 million of equity losses for our 49% interest in TIC Enterprises during fiscal 2001, and recorded an additional $4.0 million of pre-tax operating losses, which are included in our consolidated statement of income.

TIC Enterprises had operating losses of approximately $2.0 million per month from November 2000 through May 2001. Upon obtaining control, we focused on implementing a turnaround plan intended to position TIC Enterprises to outlast the temporary downturn in the telecommunications market. Since we took control of TIC Enterprises, we have reduced costs significantly and have been able to continue to develop the USPS product line. TIC Enterprises is continuing to focus on controlling expenses and is working on creating additional strategic alliances to diversify its product offerings and further reduce its dependence on the telecommunications equipment market. However, we are currently evaluating all strategic options with respect to TIC Enterprises.

We recorded approximately $39.0 million of unamortized goodwill associated with our complete acquisition of TIC Enterprises. As a result of the operating losses incurred during fiscal 2001, we completed a review of undiscounted expected future net cash flows in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), "Impairment of Long-Lived Assets" as of September 30, 2001. The result of this analysis indicated that the carrying value of the goodwill for TIC Enterprises was not impaired as of September 30, 2001 on an undiscounted basis and did not require a write-down. However, we adopted the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Intangible Assets" effective October 1, 2001, which requires that a fair market valuation be performed on the carrying value of TIC Enterprises. Using the expected present value of future cash flows to determine the fair value of TIC Enterprises, we recognized a transitional goodwill impairment loss of approximately $32.9 million related to the carrying value of the goodwill of TIC Enterprises as of October 1, 2001.

Regulatory Matters

  New Jersey

In December 1994, the New Jersey Board of Public Utilities, or NJBPU, authorized new tariffs that were designed to provide for the unbundling of natural gas transportation and sales services for our New Jersey LDC commercial and industrial customers. The new tariffs became effective in January 1995 and were designed to be neutral as to our operating margins. In January 2000, the NJBPU approved a plan that enables all customers to choose an alternative supplier of natural gas while utilities continue to offer basic natural gas supply services. Included in the plan was the approval by the NJBPU for the retroactive recovery of carrying costs on deferred expenditures incurred for the investigation and remediation of New Jersey manufactured natural gas plant sites.

On November 1, 2000, the NJBPU issued an order approving an increase in the New Jersey Purchased Gas Adjustment, or PGA, rate by 17.3%. The rate increase was effective immediately and will result in a revenue increase for us of approximately $47.0 million annually. In addition, we were allowed to increase the PGA rate through a Flexible Pricing Mechanism, or FPM, which allowed us to make additional pricing adjustments on a monthly basis of approximately 2% between December 2000 and April 2001 if actual natural gas costs warranted such increases. Each of these FPM increases resulted in additional revenues of up to $6.0 million on an annual basis. The increases in the PGA rate were granted to cover the higher costs of natural gas purchases, which had risen from approximately $2.50 per dekatherm in July 1999 to more than $10.00 per dekatherm in January 2001.

In a December 1, 2000 filing, we requested the extension of the 2% FPM rate adjustments for an additional three months and authorization to record interest on our under-recovered natural gas balance. On March 30, 2001, the NJBPU issued an order approving our request to extend the monthly 2% increases through July 2001 if actual natural gas costs warranted such increases. We have implemented these increases. In addition, the order allowed us to begin recording interest on our under-recovered natural gas cost balance and to establish a new Gas Cost Under-Recovery Adjustment, or GCUA, to recover the natural gas cost under-recovery balance as of October 31, 2001 with associated interest over a three-year period from December 1, 2001 through November 30, 2004. In addition, pursuant to the order, we were required to make a filing on November 15, 2001 to establish a new PGA rate designed to recover purchased natural gas costs for the period from November 1, 2001 through September 30, 2002. In that filing, we requested approval to decrease our PGA rate and implement our GCUA rate, with a net effect representing a decrease of 12.7% in residential customer bills. The NJBPU approved our request on an interim basis and these changes became effective December 1, 2001.

In response to the Electric Discount and Energy Competition Act, which was signed into law in February 1999, on March 30, 2001, the NJBPU approved a Stipulation that enabled all retail customers in New Jersey to choose a natural gas supplier, provided an incentive for these customers to choose an alternate natural gas supplier and allowed us to continue offering basic natural gas supply service through December 2002, when the NJBPU will decide if the natural gas supply function should be removed from the natural gas distribution companies and made competitive. As of December 31, 2001, no residential customers in our New Jersey service territory have switched to an alternative natural gas supplier.

  Florida

Our City Gas division received approval from the Florida Public Service Commission, or FPSC, on January 16, 2001 to increase its annual base rates by $5.1 million. The increase represents a portion of our request to cover the cost of service enhancements and reliability improvements since City Gas' last base rate increase in 1996. The new rate level provides for an allowed return on equity of 11.5% and an overall allowed rate of return of 7.88%. We also made a filing with the FPSC requesting an increase in our maximum allowable PGA rate for our City Gas division to 34% to reflect the higher natural gas costs incurred by us. The FPSC approved our request on February 6, 2001, which resulted in a 25% increase in the PGA rate reflecting the wholesale natural gas costs we incurred.

Liquidity and Capital Resources

We had net cash used by operating activities of $20.8 million in fiscal 2001, compared to net cash provided by operating activities of $46.2 million in fiscal 2000 and $59.0 million in fiscal 1999. The decrease in fiscal 2001, as compared to fiscal years 2000 and 1999, was primarily due to significantly higher natural gas prices paid during fiscal 2001.

Our net use of cash in operating activities was $39.7 million and $30.9 million for the three-month periods ended December 31, 2001 and 2000, respectively. The decrease in operating cash flows for the three-month period ended December 31, 2001 was due in part to the timing of payments to our natural gas suppliers. Operating cash flows in both three-month periods have also been negatively impacted by the price of natural gas and the timing and ability of our regulated utilities to recover such costs from our customers. In addition, the unusally warm weather experienced during the first three months of fiscal 2002 has further delayed billings and subsequent cash collections of previously incurred natural gas costs and weather normalization margins from utility customers, as volumes of natural gas sold were much lower than anticipated. However, as noted under "--Regulatory Matters," we now have the ability to recover our under-recovered natural gas cost balance in New Jersey through a new GCUA over a three-year period from December 1, 2001 through November 30, 2004.

Because our business is highly seasonal, short-term debt is used to meet seasonal working capital requirements. We also borrow under our bank lines of credit to finance portions of our capital expenditures, pending refinancing through the issuance of equity or long-term indebtedness at a later date, depending upon prevailing market conditions. Due to the large increase in the cost of natural gas last year and the build-up of under- recovered natural gas costs noted earlier, we have needed to raise capital through draw-downs of short-term financing under our various lines of credit. As a result, our debt ratios are higher than desired, but are still within all of our financial debt covenants. We expect to use the proceeds of this offering to repay short-term bank indebtedness and for general corporate purposes. We also expect to complete certain asset sales during fiscal 2002 that will further reduce outstanding debt and improve our financial ratios. See "--Capital Expenditures and Commitments--Sale of Valley Cities Gas and Waverly Gas."

There have been no significant changes in long-term debt, capital lease obligations or operating lease obligations during the three-month period ended December 31, 2001. In addition, we do not have any off-balance sheet financing.

Short-Term Debt. The weighted average daily amounts outstanding of notes payable to banks and the weighted average interest rates on those amounts were $161.2 million at 6.2% in fiscal 2001, $75.3 million at 6.7% in fiscal 2000, and $68.2 million at 5.3% in fiscal 1999. At September 30, 2001, we had outstanding notes payable to banks amounting to $184.6 million and available unused lines of credit amounting to $8.9 million.

The weighted average daily amounts outstanding of notes payable to banks and the weighted average interest rates on those amounts were $208.8 million at 3.7% for the three-month period ended December 31, 2001, and $120.8 million at 6.9% for the three-month period ended December 31, 2000. At December 31, 2001, we had outstanding notes payable to banks amounting to $237.0 million and available unused lines of credit amounting to $25.0 million. Notes payable to banks increased as of December 31, 2001, as compared to the balance outstanding at September 30, 2001, due the reasons discussed above.

Long-Term Debt and Funds for Construction Held by Trustee. On August 20, 2001, we issued $60.0 million of Senior Notes with interest rates ranging from 6.60% to 7.29%. The proceeds were used to repay short-term indebtedness, which was used in part to acquire Virginia Gas and TIC Enterprises.

We deposit in trust the unexpended portion of the net proceeds from our Gas Facilities Revenue Bonds until drawn upon for eligible expenditures. As of September 30, 2001 and September 30, 2000, the total unexpended portions of all of our Gas Facilities Revenue Bonds were $6.4 million and $21.3 million, respectively, and are classified on our consolidated balance sheet, including interest earned thereon, as funds for construction held by trustee. As of December 31, 2001, the total unexpended portions of all of our Gas Facilities Revenue Bonds were $3.5 million and are classified on our consolidated balance sheet, including $5.9 million of interest earned thereon, as funds for construction held by trustee.

Common Shares. We periodically issue common shares in connection with NUI Direct, our dividend reinvestment and stock purchase plan, and various employee benefit plans. The proceeds from such issuances amounted to approximately $0.5 million in fiscal 2001, and $0.7 million in both fiscal years 2000 and 1999, and were used primarily to reduce outstanding short-term debt.

Our long-term debt agreements include, among other things, restrictions as to the payment of cash dividends. Under the most restrictive of these provisions, we were permitted to pay approximately $60.3 million of cash dividends at December 31, 2001.

From time to time, we may issue additional equity to reduce short-term indebtedness and for other general corporate purposes.

Assets Held for Sale. We seek to focus on the development of the Virginia Gas operations that complement and augment our existing businesses and have opportunities for growth. Accordingly, we intend to sell the net assets of our Virginia Gas Marketing and Exploration operations and have classified these assets as assets held for sale on our consolidated balance sheet at December 31, 2001.

Capital Expenditures and Commitments

Capital Expenditures. Capital expenditures, which consist primarily of expenditures to expand and upgrade our natural gas distribution systems, were $14.4 million for the three-month period ended December 31, 2001, as compared to $7.9 million for the three-month period ended December 31, 2000. The increase for the three-month period ended December 31, 2001, compared to the three-month period ended December 31, 2000, relates to investing to complete Phase I of an 83-mile distribution line through South-Central Florida, as well as investing by newly acquired Virginia Gas. Capital expenditures are expected to be approximately $55.0 million for all of fiscal 2002, as compared to a total of $60.5 million in fiscal 2001, $52.7 million in fiscal 2000 and $47.9 million in fiscal 1999. The $55.0 million projected for fiscal 2002 will be used primarily for the completion of the Florida distribution line, continued expansion and upkeep of our natural gas distribution system, as well as certain technology projects.

Environmental. We own or have previously owned six former manufactured gas plant, or MGP, sites in the state of New Jersey and ten former MGP sites in the states of North Carolina, South Carolina, Pennsylvania, New York and Maryland. Based on our most recent assessment, we have recorded a total reserve for environmental investigation and remediation costs of approximately $32.5 million, which is the probable minimum amount that we expect to expend in the next 5-20 years to remediate our MGP sites. Of this reserve, approximately $28.6 million relates to New Jersey MGP sites and approximately $3.9 million relates to the MGP sites located outside of New Jersey. We believe that all costs associated with the New Jersey MGP sites will be recoverable in rates or from insurance carriers. In New Jersey, we are currently recovering environmental costs in rates over a rolling seven-year period through our MGP Remediation Adjustment Clause. As a result, we have begun rate recovery of approximately $8.2 million of environmental costs incurred through June 30, 2000. Recovery of an additional $1.0 million in environmental costs incurred between July 1, 2000 and June 30, 2001 is currently pending NJBPU approval. With respect to costs that may be associated with the MGP sites located outside the state of New Jersey, we intend to pursue recovery from ratepayers, former owners and operators of the sites and from insurance carriers. However, we are not able, at this time, to express a belief as to whether any or all of these recovery efforts will ultimately be successful.

Gas Procurement Contracts. Certain of our long-term contracts for the supply, storage and delivery of natural gas include fixed charges that amount to approximately $63.8 million annually. We currently recover, and expect to continue to recover, such fixed charges through our PGA clauses. As a result of the unbundling of natural gas services in New Jersey, these contracts may result in the realization of stranded costs by us. Management believes the outcome of these actions will not have a material adverse effect on our results. We are also committed to purchase, at market-related prices, minimum quantities of natural gas that, in the aggregate, are approximately 2.6 Bcf per year or to pay certain costs in the event that the minimum quantities are not taken. We expect that minimum demand on our systems for the duration of these contracts will continue to exceed these minimum purchase obligations.

Long-term Debt. We are scheduled to repay $20.0 million of Medium-Term Notes in August 2002. This amount has been included in current liabilities at December 31, 2001.

Sale of Valley Cities Gas and Waverly Gas. On October 5, 2000, we agreed to sell the assets of our Valley Cities Gas and Waverly Gas utility divisions to C&T Enterprises, Inc. of Pennsylvania for $15.0 million. C&T Enterprises will pay up to an additional $3.0 million to us should certain post closing revenue targets be achieved. The transaction is expected to close on or about March 31, 2002 after all regulatory approvals are obtained. For the three-month period ended December 31, 2001, our Valley Cities Gas and Waverly Gas utility divisions generated $2.1 million of operating revenues, $1.0 million of operating margin and $0.7 million of operating income.

Acquisition of Virginia Gas Storage Company and Virginia Gas Distribution Company. We completed our acquisition of Virginia Gas in March 2001. Virginia Gas is primarily engaged in activities such as pipeline operation; natural gas storage, gathering and marketing; natural gas exploration; production and well operation; and propane distribution. At the time we acquired Virginia Gas, the company had two 50% owned subsidiaries, Virginia Gas Storage Company and Virginia Gas Distribution Company. On October 4, 2001, we completed our acquisition of the remaining 50% interests in each of the subsidiaries from the two individuals that each owned 25% of the capital stock of both companies. Under terms of the related agreements, we paid aggregate consideration of $1.5 million in cash plus 144,648 common shares for the 50% interest in both companies. Through our acquisition of Virginia Gas, we acquired two natural gas storage facilities, the Saltville storage facility and the Early Grove storage field. Both of these facilities are located in southwest Virginia and are the only underground natural gas storage facilities in Virginia.

On October 11, 2001, we sold the capital stock of Virginia Gas Propane Company, a subsidiary of Virginia Gas, to Heritage Holdings, Inc. The purchase price was approximately $3.8 million.

Joint Venture with Duke Energy. On April 30, 2001, we announced an agreement with an affiliate of Duke Energy to develop and market Virginia Gas' natural gas storage facility in Saltville, Virginia. Our Virginia Gas subsidiary and Duke Energy Gas Transmission, or DEGT, have created a limited liability company, Saltville Gas Storage Company LLC. Upon approval by necessary regulatory agencies, Virginia Gas will contribute certain storage assets to the limited liability company valued at approximately $16.0 million. DEGT will contribute the next $16.0 million of capital required to expand the facility for its intended purpose.

The joint venture plans to expand the present Saltville storage facility from its current capacity of 1.1 Bcf to approximately 11.6 Bcf and connect it to DEGT's East Tennessee Natural Gas mainline system. At full capacity, the Saltville storage field will be able to deliver up to 500.0 MMcf per day of natural gas to area markets. The Saltville facility features fast-injection and fast-withdrawal capabilities offered by salt cavern storage.

Development of the Saltville facility is intended to create a strategically located energy trading hub for our wholesale trading arm, NUI Energy Brokers, and to enable us to capitalize on the energy supply, wholesale trading and portfolio management opportunities in the rapidly developing Mid-Atlantic region. The additional storage capacity would allow us to meet the significant demand from LDCs as well as natural-gas fired power plant development that is underway in the region.

On October 26, 2001, the joint venture filed a certification application with the Virginia State Corporation Commission. A hearing was held on this matter on February 21, 2001, and the commission's decision on this certification application is pending. On January 24, 2002, Cargill, Inc. filed a complaint with the Federal Energy Regulatory Commission, or FERC, alleging that the appropriate regulatory authority for the joint venture would be the FERC. In its complaint, Cargill, Inc. asked the FERC to issue an order to cease and desist all activities of the joint venture. The joint venture will make all appropriate jurisdictional filings as required.

Market Risk Exposure. Our wholesale trading subsidiary, NUI Energy Brokers, uses derivatives for multiple purposes, including to hedge price commitments and minimize the risk of fluctuating natural gas prices; to take advantage of market information and opportunities in the marketplace; and to fulfill its trading strategies and, therefore, ensure favorable prices and margins. These derivative instruments include forwards, futures, options and swaps. NUI Energy Brokers accounts for its trading activities by marking-to-market all trading positions and calculating its value-at-risk, or VaR, on a daily basis. VaR is a statistical representation of the total amount of money that is subject to market risk at any given point in time. The majority of NUI Energy Brokers' positions are short-term in nature (up to 2 years) and can be readily valued using New York Mercantile Exchange settlement prices. NUI Energy Brokers accounts for its basis trading activities using values derived from several well-established, third-party organizations, such as Platts' Inside FERC and Gas Daily.

The risk associated with uncovered derivative positions is closely monitored on a daily basis, and controlled in accordance with NUI Energy Brokers' Risk Management Policy. This policy has been approved by our Board of Directors and dictates policies and procedures for all trading activities. The policy defines both VaR and loss limits and all traders are required to read and follow this policy. At the end of each day, all trading positions are marked-to-market and a VaR is calculated. This information, as well as the status of all limits, is disseminated to senior management daily.

NUI Energy Brokers utilizes the variance/covariance VaR methodology. Using a 95% confidence interval and a one-day time horizon, as of December 31, 2001, NUI Energy Brokers' VaR was $240,000, as compared to a VaR of $50,000 at December 31, 2000.

New Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). This statement establishes accounting standards for recognition and measurement of liabilities for asset retirement obligations and the associated asset retirement costs. We will implement this statement on October 1, 2002 and do not expect the adoption of this statement to have a material impact on our financial position or net income.

On October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (SFAS 142). The carrying value of each of our subsidiaries that have goodwill is no longer subject to amortization, but must be tested for impairment annually or earlier under certain circumstances. Implementation of this accounting pronouncement required us to perform a fair value assessment to determine if the fair value of our subsidiaries with goodwill exceeded their carrying amounts. We have completed our fair value assessment of TIC Enterprises and expect to complete our assessment of NUI Telecom and Virginia Gas during the second quarter of fiscal 2002. Management does not believe that the results of the fair market valuations for NUI Telecom and Virginia Gas will have a material impact on our financial position or net income.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This statement excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of their carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that has been or will be disposed of rather than limiting such discontinuance to a segment of a business. We will implement this statement on October 1, 2002 and do not expect the adoption of this statement to have a material impact on our financial position or net income.

                            Business and Properties

Our Company

We are a growing diversified energy and utility services company with assets and operations focused along the eastern seaboard of the United States. We are principally engaged in several aspects of the natural gas industry, including distribution, storage, transmission and wholesale marketing and trading. We also provide a wide variety of complementary services to our customers.

We have grown substantially by pursuing an aggressive strategy of expanding our energy management activities and forming regional natural gas trading hubs where significant demand for natural gas and power exist. We seek to invest in physical assets that enable our wholesale marketing and trading activities to capitalize on inefficiencies and new growth opportunities that are available in the marketplace. Our wholesale marketing and trading business enhances the value of our physical assets by providing market intelligence, opportunities to capture market arbitrage and fuel management, procurement and transmission expertise.

While our non-regulated business activities have been the focus of our growth strategy, we maintain our base of regulated local natural gas distribution operations that provide relatively stable cash flow and earnings. Since we intiated our non-regulated focused growth strategy in 1996, our natural gas volumes sold or transmitted increased from 105.7 Bcf for the fiscal year ended September 30, 1996 to 181.7 Bcf for the fiscal year ended September 30, 2001. In addition, our EBITDA and net income increased from $62.5 million and $14.9 million, respectively, in fiscal 1996 to $91.8 million and $22.7 million, respectively, in fiscal 2001. For the three-month period ended December 31, 2001, our EBITDA was $28.4 million and our income before effect of change in accounting was $8.3 million.

NUI began as Elizabethtown Gas Light Company in New Jersey in 1855. In 1982, we were approved for listing on the New York Stock Exchange under the symbol "NUI." As a result of recent federal and state regulatory changes intended to promote competition among natural gas and electricity suppliers, we created a holding company in March 2001, separating our regulated utility operations from our unregulated operations. The holding company structure will allow us to take advantage of these changes by providing greater flexibility to pursue unregulated business and financing opportunities while insulating the regulated utility business from the unregulated activities. Our corporate offices are located at 550 Route 202-206, Bedminster, New Jersey 07921.

Our operations are organized and managed under three primary segments:
Distribution Services, Wholesale Energy Marketing and Trading, and Retail and Business Services.

Distribution Services

We provide natural gas distribution services through regulated local distribution companies, or LDCs, in seven states along the East Coast. We serve more than 381,000 residential and commercial customers, which are primarily located in New Jersey and Florida. Our distribution operations delivered approximately 86.7 Bcf of natural gas in fiscal 2001 and provide us with stable cash flow and earnings that augment our non-regulated business activities. In fiscal 2001, 75% of our $524.2 million in Distribution Services operating revenues was generated by utility operations in New Jersey through Elizabethtown Gas Company and 25% was generated by utility operations in other states, primarily in Florida, through City Gas Company of Florida.

We purchase natural gas from a diverse group of suppliers across the United States on short-term and long-term bases. In addition to purchasing natural gas on behalf of our customers, we also transmit and deliver for a fee third-party natural gas for customers that purchase natural gas on the open market.

LDCs classify their commercial and industrial customers as either firm or interruptible. Firm customers are provided with uninterrupted natural gas supply. Interruptible service is less expensive than firm service and is used by customers who can accommodate interruption or can switch to alternative fuels.

The table below provides further information on our LDCs:

                                                                    Approximate
                                                       Service Area  Number of  Fiscal 2001
Local Distribution Company       Service Location      (sq. miles)   Customers  Sales (Bcf)*
--------------------------  -------------------------- ------------ ----------- ------------
Elizabethtown Gas Company.. Central and Northeast
                            New Jersey                    1,300       255,000       69.5
City Gas Company of Florida Dade and Broward Counties;
                            Central Florida               3,000       101,000        9.5
North Carolina Gas......... Rockingham/Stokes Counties      700        14,200        3.7
Others (4 companies)....... Maryland, Virginia,
                            Pennsylvania, New York          128        11,100        4.0
                                                          -----       -------       ----
   Total...................                               5,128       381,300       86.7
                                                          =====       =======       ====

-------------------
*Sales volumes include transportation volumes.

  Elizabethtown Gas Company

Elizabethtown Gas Company was founded in 1855 and provides natural gas to a service area with a total population of approximately 1.1 million. Most of Elizabethtown Gas' customers are located in densely populated central New Jersey, where increases in the number of customers are primarily derived from conversion to natural gas heating from other forms of heating. During fiscal 2001, the regulated operations of Elizabethtown Gas sold or transported approximately 69.5 Bcf of natural gas as follows: 31% sold to firm residential customers, 12% sold to firm commercial customers, 1% sold to firm industrial customers, 18% sold as interruptible service and 38% transported to commercial and industrial customers.

  City Gas Company of Florida

City Gas Company of Florida is the second largest natural gas utility in Florida, supplying natural gas to service areas with a population of approximately 1.7 million. Most of City Gas' residential customers purchase natural gas primarily for water heating, clothes drying and cooking. During fiscal 2001, the regulated operations of City Gas sold or transported approximately 9.5 Bcf of natural gas as follows: 20% sold to firm residential customers, 23% sold to firm commercial customers, 1% sold to firm industrial customers, 1% sold as interruptible service and 55% transported to commercial and industrial customers.

In May 2001, we entered into a 30-year agreement to provide natural gas transportation service to Florida Crystals Corporation, a major sugar processing firm. We have completed Phase I of an 83-mile distribution line to bring natural gas to Florida Crystal's Okeelanta and Osceola power plants, sugar mills and refineries, as well as the towns of South Bay and Belle Glade. We also plan to extend the line westward into the towns of Clewiston and LaBelle at a later date before eventually terminating the line in Tice, near Fort Myers.

  North Carolina Gas

During fiscal 2001, the regulated operations of North Carolina Gas sold or transported approximately 3.7 Bcf of natural gas as follows: 24% sold to firm residential customers, 16% sold to firm commercial customers, 6% sold to firm industrial customers and 54% transported to commercial and industrial customers.

  Other LDCs

Our other LDCs include a natural gas distribution service to Maryland's eastern shore and a small regulated division acquired in March 2001 as part of our acquisition of Virginia Gas Company. In October 2000, we agreed to sell the assets and customer accounts of our Valley Cities Gas and Waverly Gas utility divisions, which serve areas in Pennsylvania and New York, for $15.0 million plus a possible additional $3.0 million to us should certain revenue targets be achieved. The transaction is expected to close on or about March 31, 2002 after all regulatory approvals are obtained.

Wholesale Energy Marketing and Trading

We are actively engaged in the marketing and trading of natural gas principally with regulated and non-regulated public utilities, industrial companies and wholesale energy merchants. We pursue an integrated energy approach that exploits wholesale marketing, trading and arbitrage opportunities in the natural gas market that can be enhanced by the control and optimization of complementary physical assets. We seek to form regional trading hubs where significant natural gas market transaction liquidity exists near our natural gas storage, transmission and distribution assets along the East Coast. We provide a wide variety of sophisticated risk management tools that our clients can use to hedge their energy costs and effectively manage the volatile natural gas market. Our wholesale marketing and trading activities have become a significant portion of our business, with natural gas volumes traded in fiscal 2002 to date averaging approximately 2.0 Bcf per day.

We provide wholesale energy trading, brokering and risk management services to third parties and provide natural gas supply procurement services to our Distribution Services businesses. We trade physical natural gas volumes in four geographic regions: the Northeast, Southeast, Gulf Coast and Mid-Continent. In addition, we trade futures and options contracts on the New York Mercantile Exchange.

  Virginia Gas Company

We completed our acquisition of Virginia Gas Company in March 2001. Virginia Gas is primarily engaged in activities such as pipeline operation; natural gas storage, gathering and marketing; natural gas exploration, production and well operation; and propane distribution. At the time we acquired Virginia Gas, the company had two 50% owned subsidiaries, Virginia Gas Storage Company and Virginia Gas Distribution Company. On October 4, 2001, we completed our acquisition of the remaining 50% interests in each of the subsidiaries from the two individuals that each owned 25% of the capital stock of both companies. Under terms of the related agreements, we paid aggregate consideration of $1.5 million in cash plus 144,648 common shares for the 50% interest in both companies. Through our acquisition of Virginia Gas, we acquired two natural gas storage facilities, the Saltville storage facility and the Early Grove storage field. Both of these facilities are located in southwest Virginia and are the only underground natural gas storage facilities in Virginia.

On October 11, 2001, we sold the capital stock of Virginia Gas Propane Company, a subsidiary of Virginia Gas, to Heritage Holdings, Inc. The purchase price was approximately $3.8 million.

  Saltville Facility

In April 2001, we announced an agreement with an affiliate of Duke Energy to further develop and market Virginia Gas' natural gas storage facility in Saltville, Virginia. Development of the Saltville facility creates a strategically located energy trading hub for our wholesale trading subsidiary, NUI Energy Brokers. This will enable us to capitalize on the energy supply, wholesale trading and portfolio management opportunities in the rapidly developing Mid-Atlantic region. The additional storage capacity will allow us to meet the significant demand from LDCs as well as natural-gas fired power plant development that is underway in the region.

Retail and Business Services

We provide a variety of non-regulated complementary products and services to our clients. Some of these services include back-office support services to other utilities, energy sales and management services to commercial and small industrial customers, telecommunication services to retail and commercial customers, a variety of outsourcing services within the telecommunications industry and home appliance repair and leasing services. Our Retail and Business Services activities provide opportunities for financial growth and further product and service offerings in the marketplace.

  Retail Energy Services

Our subsidiary, NUI Energy, Inc., is a full-service energy marketing company that provides energy supply, planning and management services to a wide range of commercial and industrial customers. NUI Energy emphasizes customer service and capitalizes on its relationship with NUI Energy Brokers, which handles supply acquisition for NUI Energy. This allows NUI Energy to offer customers trading experience not available to many other marketers and benefits its wholesale operation as well.

  Utility Business Services

Our subsidiary, Utility Business Services, Inc., provides customer information systems and geographic information system services to investor-owned utilities, municipal water and sewer departments and water and sewage authorities. Utility Business Services focuses on serving its clients with "state-of-the-art" customer information, billing systems and services and digital mapping and network modeling services. Utility Business Services' customer information systems' aggregate customer base exceeds 700,000 accounts, resulting in the preparation and mailing of over three million bills annually. The geographic information systems side of Utility Business Services' business has digitized over 33,000 miles of main lines.

  TIC Enterprises, LLC

Our TIC Enterprises, LLC subsidiary engages in the business of recruiting, training and managing sales professionals and serving as a sales, marketing and new product launch sales outsourcing resource for a variety of businesses. TIC Enterprises is engaged by industry leaders to provide rapid deployment of field sales on a national level.

  NUI Telecom, Inc.

In November 1999, we entered the telecommunications business with the acquisition of NUI Telecom, Inc. NUI Telecom is a full service telephone company that provides its customers with a single service solution for all of their telecommunications requirements, including local, long distance, cellular, internet and data communications services. By providing these services through a single source, NUI Telecom eliminates the confusion and difficulties faced by organizations using multiple carriers. NUI Telecom is a non-facilities-based carrier fully certified and tariffed at the federal and state level.

Company Strategy

We have grown substantially by pursuing an aggressive strategy of expanding our energy management activities and forming regional natural gas trading hubs where significant demand for natural gas and power exist. We operate our physical asset base and wholesale marketing and trading activities as a single integrated business, which we believe enables us to capitalize on inefficiencies and new growth opportunities that are available in the marketplace. Our wholesale marketing and trading business enhances the value of our physical assets by providing market intelligence, opportunities to capture market arbitrage and fuel management, procurement and transmission expertise.

Our business strategy is to continue to aggressively pursue opportunities created by the restructuring initiatives in the natural gas industry. We will continue to leverage our core competencies in natural gas distribution, wholesale marketing and trading and complementary customer services to maintain a balance of regulated and non-regulated business operations to enhance our shareholder return while mitigating risk. We are implementing this strategy through the following steps:

  .Enhancing Distribution Operations. The cornerstone of our business strategy is our regulated natural gas distribution operations. The consistency of cash flows and the market intelligence gained from these operations has enabled us to grow through the creation of complementary non-regulated businesses. We seek to achieve strategic growth of our distribution operations that augment our wholesale marketing and trading operations. For example, in May 2001, we reached an agreement to expand our distribution operations and provide natural gas service to Florida Crystals Corporation, a major sugar processing firm that will anchor a planned cross-Florida transmission pipeline that we are currently constructing. We will continue to focus on providing quality service to our existing customers while identifying new customers in our core operating markets.

  .Developing Additional Trading Hubs.   We seek to establish energy trading
   hubs near the utility distribution businesses we own along the East Coast. We will review and consider strategic acquisitions and system expansions to further that goal. In creating these hubs, we can leverage our knowledge of the local market and the energy commodities to reduce risk and expenses for our utilities and industrial customers, while enhancing our overall return. Our recent acquisition of Virginia Gas, which owns and operates natural gas pipeline and storage facilities, and our subsequently announced agreement with an affiliate of Duke Energy to further develop and market these assets, demonstrates our commitment to developing natural gas trading hubs. We believe that Virginia Gas' natural gas storage facility near Saltville, Virginia will become a strategically located energy trading hub that will enable us to capitalize on the energy supply, wholesale trading and portfolio management opportunities in the rapidly developing Mid-Atlantic region. In addition, we recently acquired options on land and mineral rights in Mississippi where we plan to develop a salt dome natural gas storage facility with a view toward creating a natural gas trading hub. We will continue to pursue similar opportunities within our geographic operating market.

  .Expanding Complementary Products and Services. We seek to develop and offer products and services that are complementary to our natural gas operations or, alternatively, are products and services that can be developed with our knowledge of commercial and utility customers to create opportunities for further growth. We intend to grow and develop these businesses to achieve a sufficient scale so they may prosper on a stand-alone basis.

Regulation and Pricing

We are subject to regulation with respect to, among other matters, rates, service, accounting and the issuance of securities. We are subject to regulation as an operating utility by the public utility commissions of the states in which we operate. We are also subject to regulation by the United States Department of Transportation under the Natural Gas Pipeline Safety Act of 1968, with respect to the design, installation, testing, construction and maintenance of pipeline facilities. Natural gas purchases, transportation service and storage service provided to us by interstate pipeline companies are subject to regulation by the Federal Energy Regulatory Commission, or FERC. In addition, we are subject to federal and state legislation with respect to water, air quality, solid waste disposal and employee health and safety matters, and to environmental regulations issued by the United States Environmental Protection Agency, the New Jersey Department of Environmental Protection and other federal and state agencies.

Our LDCs generate revenues primarily from rates that are determined and set by the utility commissions in the states in which they operate. Individual states often differ in regard to these determinations. The rates that we charge to our customers are largely determined by our allowed rate of return, which is also set by state utility commissions.

Regulators generally use stabilization mechanisms to adjust revenues for changes in unpredictable factors. These factors can include weather, the economy and rate and service unbundling decisions. Our tariffs for distribution operations in each state in which we operate contain adjustment clauses that enable us to recover purchased natural gas costs. The adjustment clauses provide for periodic reconciliations of actual recoverable natural gas costs with the estimated amounts that have been billed. Under-recoveries or over-recoveries at the reconciliation date are recovered from or refunded to customers in subsequent periods. We also have weather normalization clauses in our New Jersey and North Carolina tariffs, which are designed to help stabilize our results by increasing amounts charged to customers when weather has been warmer than normal and by decreasing amounts charged when weather has been colder than normal.

  New Jersey

Currently, the NJBPU allows for an annual return on base rate of up to 11.3% and an annual return on equity of up to 12.4%.

In November 2000, the NJBPU issued an order approving an increase in the New Jersey PGA rate by 17.3%. The rate increase was effective immediately and will result in a revenue increase for us of approximately $47.0 million annually. In addition, we were allowed to increase the PGA rate through an FPM, which allowed us to make additional pricing adjustments on a monthly basis of approximately 2% between December 2000 and April 2001 if actual natural gas costs warranted such increases. Each of these FPM increases resulted in additional revenues of up to $6.0 million on an annual basis. The increases in the PGA rate were granted to cover the higher costs of natural gas purchases, which had risen from approximately $2.50 per dekatherm in July 1999 to more than $10.00 per dekatherm in January 2001.

In a December 2000 filing, we requested the extension of the 2% FPM rate adjustments for an additional three months and authorization to record interest on our under-recovered natural gas balance. On March 30, 2001, the NJBPU issued an order approving our request to extend the monthly 2% increases through July 2001 if actual natural gas costs warranted such increases. We have implemented these increases. In addition, the order allowed us to begin recording interest on our under-recovered natural gas cost balance and to establish a new GCUA to recover the natural gas cost under-recovery balance as of October 31, 2001 with associated interest over a three-year period from December 1, 2001 through November 30, 2004. In addition, pursuant to the order, we were required to make a filing on November 15, 2001 to establish a new PGA rate designed to recover purchased natural gas costs for the period from November 1, 2001 through September 30, 2002. In that filing, we requested approval to decrease our PGA rate and implement our GCUA rate, with a net effect representing a decrease of 12.7% in residential customer bills. The NJBPU approved our request on an interim basis and these changes became effective December 1, 2001

  Florida

In January 2001, City Gas received approval from the Florida Public Service Commission, or FPSC, to increase its annual base rates by $5.1 million. The new rate level provides for an allowed return on equity of 11.5% and an overall rate of return of 7.88%. We also made a filing with the FPSC requesting an increase in our maximum allowable PGA rate for our City Gas division to 34% to reflect the higher natural gas costs incurred by us. The FPSC approved our request on February 6, 2001, which resulted in a 25% increase in the PGA rate reflecting the wholesale natural gas costs we incurred.

  Other States

The current rates and tariffs for our North Carolina, Maryland, Pennsylvania, Virginia and New York operations were authorized between October 1988 and January 2000.

Gas Supply

Generally, we do not own our own natural gas supply, but rather we own natural gas distribution assets that allow us to earn a return from charging our customers for transmission and distribution of natural gas. We procure natural gas supply on behalf of our customers or transport third party natural gas for a fee.

We manage our natural gas supply portfolio to assure a diverse, reliable and secure supply of natural gas at the lowest reasonable cost. In fiscal 2001, our largest single supplier accounted for approximately 15% of our total natural gas purchases. No other supplier accounted for more than 5% of our volumes during that period.

We have long-term natural gas delivery contracts with seven interstate pipeline companies. Under these contracts, we have a right to deliver, on a firm year-round basis, up to 91.4 Bcf of natural gas annually with a maximum of approximately 268.3 MMcf per day. Both the price and conditions of service under these contracts are regulated by the FERC.

In order to procure natural gas from diverse sources across the United States, we have long-term natural gas purchase contracts for the supply of natural gas to our system with four suppliers. Under these contracts, we have a right to purchase, on a firm year-round basis, up to 11.7 Bcf of natural gas annually at the prevailing market price with a maximum of approximately 31.1 MMcf per day.

In order to achieve greater supply flexibility and to more closely match our natural gas supply portfolio to changes in the markets that we serve, we have in the last two years allowed a long-term natural gas supply contract to expire at the conclusion of its primary terms. In fiscal 2001, approximately 90% of our natural gas purchase volumes were made under seasonal or monthly purchase contracts or in the spot market. As a result, we have significantly reduced our fixed natural gas cost obligations. We have replaced the supply with shorter-term, seasonal and monthly firm supply, thus reducing the average term of our natural gas purchase obligations. In addition, we have access to spot market natural gas through the interstate pipeline system to supplement or replace, on a short-term basis, portions of our long-term natural gas purchase contracts when such actions can reduce our overall natural gas costs or are necessary to supply interruptible customers.

In fiscal 1995, NUI, along with seven other Northeastern and Mid-Atlantic natural gas distribution companies, formed the East Coast Natural Gas Cooperative LLC, or the Co-op. The Co-op was formed with the goals of jointly managing certain portions of the members' natural gas supply portfolios, increasing reliability and reducing costs of service to customers and improving the competitive position of each of the member companies. Participation in and reliance upon certain contractual arrangements among Co-op members has allowed us to reduce costs associated with winter services.

Certain of our long-term contracts for the supply, storage and delivery of natural gas include fixed charges that amount to approximately $60.1 million annually. We currently recover and expect to continue to recover such fixed charges through our PGA rate clauses. While we have not incurred any stranded costs to date, as a result of the forthcoming unbundling of natural gas services in New Jersey, these contracts may result in our realization of stranded costs. The NJBPU has approved the establishment of a regulatory asset recovery charge to allow for the recovery of lost revenues associated with rate unbundling proposals. In the event of stranded costs in New Jersey, we believe we can use this recovery charge mechanism to avoid any material adverse effect of unbundling services in New Jersey. We are also committed to purchase, at market-related prices, minimum quantities of natural gas that, in the aggregate, are approximately 2.6 Bcf per year or to pay certain costs in the event that the minimum quantities are not taken. We expect that minimum demand on our systems for the duration of these contracts will continue to exceed these minimum purchase obligations.

During the first several months of 2001, natural gas prices throughout the United States increased to unprecedented levels. However, there is a lag from the time of payment for purchased natural gas by us to collection of such natural gas costs from our distribution customers through PGA rate clauses. Accordingly, our results for fiscal 2001 reflect this lag. Since we received the above-mentioned rate increases in New Jersey and Florida on our PGA rate, natural gas prices rose even further through the summer, but subsequently have dropped dramatically. We are continuing to work with our regulators in order to mitigate the impact that these increases may have on our operations.

Franchises

We hold non-exclusive municipal franchises and other consents that enable us to provide natural gas in the territories we serve. We intend to seek to renew these franchises and consents as they expire.

Seasonality

Sales of natural gas to some classes of our customers are affected by variations in demand due to changes in weather conditions, including normal seasonal variations throughout the year. Accordingly, a significant portion of our utility natural gas volumes are attributable to sales during the six-month winter heating season, with highest sales volumes typically occurring in December, January and February. The demand for natural gas during these months is also closely related to the severity of the winter heating season. Seasonal variations affect short-term cash requirements.

The effects of weather that is above or below normal are partially offset in New Jersey and North Carolina through weather normalization clauses contained in the tariffs in those jurisdictions. The weather normalization clauses are designed to help stabilize our results by increasing amounts charged to customers when weather has been warmer than normal and decreasing amounts charged when weather has been colder than normal.

Transportation and Storage

In order to have available sufficient quantities of natural gas during the heating season, we store natural gas during non-peak periods and purchase supplemental natural gas, including propane, liquefied natural gas, or LNG, and natural gas available under contracts with certain large cogeneration customers as we deem necessary. The storage contracts provide us with an aggregate of
14.0 Bcf of natural gas storage capacity and provide us with the right to receive a maximum daily quantity of 176.8 MMcf. The contracts with cogeneration customers provide 26.2 MMcf of daily natural gas supply to meet peak loads by allowing us to take back capacity and supply that is otherwise dedicated to serve those customers.

We have an LNG storage and vaporization facility in New Jersey for handling peak natural gas demand. This facility has a daily delivery capacity of 29.8 MMcf and storage capacity of 131.0 MMcf.

We have two underground natural gas storage facilities located in southwest Virginia, the Saltville storage facility and the Early Grove storage field. These facilities currently have a combined storage capacity of approximately
3.1 Bcf.

Our maximum daily sendout in fiscal 2001 was approximately 330.2 MMcf in New Jersey and 91.5 MMcf in our other service territories combined. We maintain sufficient natural gas supply and delivery capacity for a maximum daily sendout capacity for New Jersey of approximately 407.7 MMcf and 126.1 MMcf for our other service territories combined.

Properties

We distribute natural gas through approximately 6,600 miles of steel, cast iron and plastic mains. We have physical interconnections with five interstate pipelines in New Jersey and one interstate pipeline in Florida. In addition, we have physical interconnections in North Carolina and Pennsylvania with interstate pipelines that also connect to New Jersey. Common interstate pipelines along our operating system provide us with greater flexibility in managing pipeline capacity and supply. We estimate the current average age of our pipeline system is 20 years.

We own two underground storage facilities located in southwest Virginia, the Saltville storage facility and the Early Grove storage field.

We own operating offices in the areas that we serve, portions of which are under lease to others, and various service centers in New Jersey, Florida, North Carolina, Maryland and Pennsylvania from which we dispatch service crews and conduct construction and maintenance activities.

We lease office space in Bedminster, New Jersey that serves as our corporate headquarters and lease certain other facilities in New Jersey and Florida that are operated as customer business offices or operating offices. We also lease approximately 200,000 square feet in an office building in Union, New Jersey.

Subject to minor exceptions and encumbrances, all other property materially important to us and all principal plants are owned in fee simple, except that most of the mains and pipes are installed in public streets under franchise or statutory rights or are constructed on rights-of-way acquired from the apparent owner of the fee.

Capital Expenditures

Capital expenditures, which consist primarily of expenditures to expand and upgrade our natural gas distribution systems, have varied since 1996. The following table shows the actual level of capital expenditures for fiscal 1996 through 2001 and our estimated level of capital expenditures for fiscal 2002.

                     Fiscal Year      Capital Expenditures
                     -----------      --------------------
                                         (in millions)
                     1996............        $37.1
                     1997............         52.3
                     1998............         60.9
                     1999............         47.9
                     2000............         52.7
                     2001............         60.5
                     2002 (estimated)         55.0

The increased spending in fiscal 1998 was primarily due to special projects to expand the operations of two large industrial customers in New Jersey. Included in the 2001 capital expenditures is approximately $14.0 million related to our Phase I construction of an 83-mile distribution pipeline to bring natural gas service to Florida Crystals Corporation and to nearby towns of South Bay and Belle Glade, Florida. Capital expenditures totaled $14.4 million in the first quarter of fiscal 2002, consisting primarily of expenditures to upgrade our natural gas distribution systems. The remaining capital expenditure budget for fiscal 2002 will be used primarily for the completion of the Florida distribution line, continued expansion and upkeep of our natural gas distribution system, as well as certain technology projects.

Competition

We compete with LDCs as well as operators of natural gas pipelines and producers of natural gas located in New Jersey and surrounding states. We also compete with distributors of other fuels and forms of energy, including electricity, fuel oil and propane in all portions of the territories and surrounding states in which we provide distribution services.

Our competitive strength is the inherent value of our approximately 6,600 miles of pipeline infrastructure and existing storage facilities. The strategic location of our assets combined with their high replacement cost provide a strong barrier to entry to other potential market entrants.

In 1992, the FERC issued Order No. 636, which mandates that pipeline companies "unbundle" or separate into distinct transactions the purchase of the natural gas commodity from the purchase of transportation services for that natural gas. Several of our operating divisions have unbundled commercial and industrial natural gas purchase and transportation rates. The unbundled sale of natural gas to customers is subject to competition from unregulated marketers and brokers, which generally do not bear the obligations or costs related to operating a regulated utility. Tariffs for transportation service have generally been designed to provide the same margins as bundled sales tariffs. As a result, except for the regulatory risk of full recovery of natural gas costs, we are financially indifferent as to whether we transport natural gas or sell natural gas and transportation together.

We also face the risk of loss of transportation service for large industrial customers that may have the ability to build connections to interstate natural gas pipelines and bypass our distribution system. Natural gas distributors can also expect increased competition from electricity as deregulation in that industry decreases prices and increases supply sources. Alternatively, opportunities may increase for natural gas service to fuel generators for large industrial customers, replacing electric utility service.

Employees

As of March 1, 2002, we employed a total of 1,462 persons. Of that amount, 425 employees were represented by unions. We meet with our union representatives on a monthly basis and maintain positive relations with union employees.

Legal Proceedings

We are involved in various claims and litigation incidental to our business. In the opinion of management, none of these claims and litigation will have a material adverse effect on our results of operations or our financial condition.

                                  Management

The following table sets forth certain information concerning our directors and executive officers. The Board of Directors is divided into three classes, with directors in each class serving three-year terms. Each director holds office for the term elected and until his respective successor is elected and qualified.

                                                                            Officer or
                                                                             Director
        Name         Age                      Position                        Since
        ----         ---                      --------                      ----------
John Kean........... 72  Chairman of the Board                                 1969
John Kean, Jr....... 44  President, Chief Executive Officer and Director       1995
A. Mark Abramovic... 53  Senior Vice President, Chief Operating Officer and
                         Chief Financial Officer                               1997
Michael J. Behan.... 55  Vice President--New Ventures                          1993
Robert F. Lurie..... 44  Vice President--Corporate Development
                         and Treasurer                                         1994
James R. Van Horn... 45  Chief Administrative Officer, General Counsel and
                         Secretary                                             1995
James J. Forese..... 65  Director                                              1978
Dr. Bernard S. Lee.. 67  Director                                              1992
R. Van Whisnand..... 57  Director                                              1982
Dr. Vera King Farris 61  Director                                              1994
J. Russell Hawkins.. 46  Director                                              1998

John Kean has served as a director since 1969 and Chairman of the Board since October 1994. He served as our Chief Executive Officer from 1969 until his retirement in April 1995, and was our President from 1969 until October 1994.

John Kean, Jr. has served as a director since 1995 and as our President and Chief Executive Officer since April 1995. From October 1994 through March 1995, he served as our President and Chief Operating Officer. Mr. Kean serves as a trustee for the Morristown Beard School, Liberty Hall Foundation, TVRC Education Foundation and Kean University Foundation. He is also a member of the Board of the American Gas Association (the United States trade association for the natural gas industry) and serves as the New Jersey State Chairman of School Counts! (a program of the Business Coalition for Education).

A. Mark Abramovic has served as our Senior Vice President and Chief Financial Officer since September 1997 and as our Chief Operating Officer since May 1998. From 1993 to August 1997, he served as Senior Vice President and Chief Financial Officer of Equitable Resources, Inc.

Michael J. Behan has served as our Vice President--New Ventures since March 1993. He also serves as President of NUI Environmental Group, Inc. and Utility Business Services, Inc., two of our subsidiaries.

Robert F. Lurie has served as our Vice President--Corporate Development since March 1997 and Treasurer since 1994.

James R. Van Horn has served as our Chief Administrative Officer since May 1998 and as General Counsel and Secretary since June 1995.

James J. Forese has served as a director since 1978. He has served as Chairman and Chief Executive Officer of IKON Office Solutions since May 2000. From January 1997 through April 2000, he served as Executive Vice President and President, International Operations of IKON Office Solutions. From January 1996 to December 1996, he served as Executive Vice President, Chief Operating Officer and a director of Alco Standard Corp., which is in the business of office equipment and supply systems.

Dr. Bernard S. Lee has served as a director since 1992. He was President and Chief Executive Officer of the Institute of Gas Technology from 1965 until his retirement in 1999. Dr. Lee is also a director of Peerless Mfg. Co. and National Fuel Gas Company.

R. Van Whisnand has served as a director since 1982. He has served as Managing Partner of Osprey Partners Investment Management, LLC since September 1998. From March 1995 through August 1998, he served as principal of Fox Asset Management. Mr. Whisnand also serves as a director of Rumson-Fair Haven Bank.

Dr. Vera King Farris has served as a director since 1994. She has served as President of The Richard Stockton College of New Jersey since 1983. She also serves as a director of Advantica Corporation, Inc. (formerly Flagstar Companies, Inc.) and is a member of the boards of numerous educational and civic organizations.

J. Russell Hawkins has served as a director since 1998. He has served as President, Chief Executive Officer and a director of Paragon Networks, Inc., a designer and manufacturer of innovative access products for use in wide area network systems, since September 1996. Prior thereto, he served as Managing Director of Lucent Technologies (formerly AT&T).

                                 Underwriting

We have entered into an underwriting agreement with CIBC World Markets Corp., A.G. Edwards & Sons, Inc. and Robert W. Baird & Co. Incorporated.

The underwriting agreement provides for the purchase of a specific number of common shares by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of common shares set forth opposite its name below:

              Underwriter                        Number of Shares
              -----------                        ----------------
              CIBC World Markets Corp...........      825,000
              A.G. Edwards & Sons, Inc..........      450,000
              Robert W. Baird & Co. Incorporated      225,000
                                                    ---------
                 Total..........................    1,500,000
                                                    =========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about March 20, 2002 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $0.64 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus supplement, permits the underwriters to purchase a maximum of 225,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. If this option is exercised in full, the total price to public will be $38.8 and the total proceeds to us will be $36.8. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                  Total Without Exercise of Total With Full Exercise of
        Per Share   Over-Allotment Option      Over-Allotment Option
        --------- ------------------------- ---------------------------
          $1.07          $1,605,000                 $1,845,750

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $150,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our executive officers and directors have agreed to a 90-day "lock up" with respect to common shares that they beneficially own, including securities that are convertible into common shares and securities that are exchangeable or exercisable for common shares. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus supplement, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

 . Stabilizing transactions--The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 . Over-allotments and syndicate covering transactions--The underwriters may sell more common shares in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

 . Penalty bids--If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the New York Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

CIBC World Markets Corp. and other of the underwriters have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and our affiliates for which they have in the past received, and may in the future receive, customary fees and reimbursement for expenses.

                                 Legal Matters

Certain legal matters relating to the validity of the common shares will be passed upon by Pitney, Hardin, Kipp & Szuch LLP, Morristown, New Jersey. Certain legal matters related to this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    Experts

The consolidated financial statements, incorporated in this prospectus supplement by reference, contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2001, have been so incorporated in reliance on the report by Arthur Andersen LLP, certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                     [LOGO]
                                      NUI

                                 $150,000,000

                                NUI Corporation

                                Debt Securities
                                Preferred Stock
                                 Common Stock

                             ---------------------

The following are types of securities that we may offer and sell from time to time under this prospectus:

 . debt securities consisting of notes, debentures, or other evidences of indebtedness, in one or more series which may be senior debt securities, senior subordinated debt securities or subordinated debt securities;

 . shares of our preferred stock, no par value per share; and

 . shares of our common stock, no par value per share.

We will describe the specific terms of the particular securities being offered and the manner in which we will sell them in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Also, shares of common stock may be offered from time to time by our shareholders. Any selling shareholders will be identified, and the number of shares to be offered by them will be set forth in a supplement to this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol "NUI." On January 25, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $22.35 per share. Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

                             ---------------------

You should carefully review "Risk Factors" beginning on page 6 for a discussion of matters to consider when investing in our securities.

This prospectus may not be used to consummate sales of the securities unless accompanied by a prospectus supplement.

                             ---------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 15, 2002

                               Table of Contents

                                                                                               Page
                                                                                               ----
About This Prospectus.........................................................................   3
Prospectus Summary............................................................................   4
Risk Factors..................................................................................   6
Forward Looking Statements....................................................................  12
Incorporation of Certain Documents by Reference...............................................  12
Use of Proceeds...............................................................................  13
Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends  13
Description of Debt Securities................................................................  13
Description of Capital Stock..................................................................  23
Selling Shareholders..........................................................................  25
Plan of Distribution..........................................................................  25
Legal Matters.................................................................................  27
Experts.......................................................................................  27
Where You Can Find More Information...........................................................  27

                           -------------------------

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained or incorporated by reference in this prospectus or in any prospectus supplement. Therefore, if anyone does give you information of this sort, you should not rely on it. This prospectus and the accompanying prospectus supplement are not an offer to buy any securities other than the registered securities to which they relate. This prospectus and the accompanying prospectus supplement are not an offer to sell or the solicitation of any offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. The information contained in this prospectus and the accompanying prospectus supplement speaks only as of the dates on their covers, unless the information specifically indicates that another date applies. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

                             About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using the SEC's shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, up to $150,000,000 of any combination of the securities described in this prospectus. Certain of our shareholders may use this prospectus to offer and sell our common stock that they own as described in "Selling Shareholders."

In this prospectus we use the terms "NUI," "we," "us," and "our" to refer to NUI Corporation, a New Jersey corporation, and its subsidiaries (unless the context indicates a different meaning).

This prospectus provides you with a general description of the securities we may sell and the common stock that the selling shareholders may sell. Each time we sell securities under this prospectus, we will provide an accompanying prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and any prospectus supplement, together with additional information described under "Where You Can Find More Information" and any additional information you may need to make your investment decision.

                              Prospectus Summary

                                  The Company

NUI is a multi-state holding company engaged in the sale and distribution of natural gas, energy commodity trading and marketing, and telecommunications. Our utility divisions serve more than 376,000 customers in seven states along the eastern seaboard of the United States and comprise Elizabethtown Gas (NJ), City Gas Company of Florida, North Carolina Gas, Valley Cities Gas (PA), Elkton Gas (MD) and Waverly Gas (NY). Our non-regulated businesses include NUI Energy Brokers, an energy wholesaler; NUI Energy, Inc, an energy retailer; NUI Energy Solutions, Inc., an energy project development and consulting company; NUI Environmental Group, Inc., an environmental project development company; Utility Business Services, Inc., a customer and geographic information systems and services company; NUI Telecom, Inc., a full- service telecommunications company, and TIC Enterprises, LLC, a sales outsourcing company. Our operations are organized and managed under three primary segments: Distribution Services, Wholesale Energy Marketing and Trading Services and Retail and Business Services. We also have corporate operations that do not generate any revenues.

 . Distribution Services Segment. Our Distribution Services segment distributes natural gas in seven states through our regulated utility divisions. Such distribution services are regulated as to price, safety and return by the regulatory commissions of the states in which we operate. This segment serves approximately 376,000 customers, of which 67% are in New Jersey and 33% are in other states. Most of our utility customers are residential and commercial customers who purchase gas primarily for space heating.

 . Wholesale Energy Marketing and Trading Segment (formerly Energy Sales &
   Services). Our Wholesale Energy Marketing and Trading Services segment reflects the operations of our NUI Energy, NUI Energy Brokers and NUI Energy Solutions subsidiaries, as well as off-system sales by the utility divisions. Together, this segment offers wholesale and retail energy sales, energy portfolio management, risk management, utility asset management, project development and energy consulting services.

 . Retail and Business Services Segment (formerly Customer Services).  Our
   Retail and Business Services segment is comprised of our subsidiaries Utility Business Service, Inc., NUI Telecom, Inc. and TIC Enterprises, our sales outsourcing subsidiary, and our appliance business operations. This segment provides telecommunications services, including local, long distance, cellular, internet and data communications services; appliance repair, maintenance, installation and leasing; customer information system services including bill printing, mailing, collection and payment processing; network analysis; facilities database management; and operations mapping and field computing for other utilities. This segment, through our TIC Enterprises subsidiary, also provides sales recruiting, training and management for sales professionals and sales and marketing services for various businesses in the telecommunications industry.

 . NUI Environmental. NUI Environmental is an environmental project development company that we formed to develop a solution to the rapidly decreasing accessibility of the New York/New Jersey harbor to international commercial shipping traffic. NUI Environmental received a contract from the State of New Jersey in November 2000 to complete a pilot study to demonstrate the effectiveness of an innovative process for the treatment of dredged material from New York Harbor.

                               Business Strategy

Our strategy is to leverage core competencies in energy, telecommunication and business services to create a mix of businesses that benefit customers and shareholders, while reducing risk. The cornerstone of this strategy is our regulated utility distribution operations. The consistency of cash flows and the industry expertise learned over the past century and a half from these regulated operations has enabled us to expand over the past decade through the creation of complementary non-regulated businesses.

Our energy strategy is designed around physical assets. We intend to establish energy trading hubs near the utility distribution businesses we own along the East Coast. In creating such hubs, we, through NUI Energy Brokers, can leverage our knowledge of the local market and the energy commodity to opportunistically reduce risk and expenses for our utilities, while improving our overall return. Our recent acquisition of Virginia Gas Company and the announced expansion of pipeline assets in Florida are the latest example of this strategy. Virginia Gas provides us with significant natural gas storage capacity in a key energy marketplace. In the future, these storage assets may be utilized for electricity generation citing, pipeline expansion or in support of natural gas distribution expansion. The Florida pipeline expansion provides similar opportunities in the future, as electricity generation construction and utility service territory growth are likely to occur.

Our telecommunication and business services strategy is also designed around physical assets. In these businesses, we intend to leverage our knowledge of commercial and utility customers to create opportunities for growth. We intend to grow these businesses into "pure play" companies that will achieve sufficient size and scale to succeed.

Our headquarters are located at 550 Route 202-206, Bedminster, New Jersey, and our telephone number at that address is (908) 781-0500.

You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus and any prospectus supplement. See "Incorporation of Certain Documents by Reference" and "Where You Can Find More Information."

                                 Risk Factors

An investment in our securities involves significant risks. You should carefully read and consider the risks described below and all of the other information we have included, or incorporated by reference, in this prospectus and any accompanying prospectus supplement before you decide to buy our securities.

Our Company has a limited history of operating in a competitive environment.

Historically, the installation and maintenance of natural gas distribution systems and transmission of natural gas to end-use customers has represented the majority of our assets and the majority of our income. In 1996, when we began to separate, or "unbundle," our sales of natural gas from our sales of gas transportation and storage services, the traditional regulated natural gas operations represented nearly all of our business. Today, that percentage is shrinking as our unregulated businesses have grown to represent 54% of our total revenues and 20% of pre-tax operating income for the fiscal year ended September 30, 2001.

Unlike our regulated natural gas operations, our unregulated businesses are not guaranteed any rate of return on capital investment through predetermined rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market conditions. We have a limited history of operating many of our unregulated businesses. Among other things, our 1997 investment in TIC Enterprises (which in May 2001 we expanded into 100% ownership) was our first entry into the business of recruiting, training and managing sales professionals and serving as sales and marketing representatives for other businesses, including several telecommunications firms. Our November 1999 acquisition of International Telephone Group (which became NUI Telecom) represented a significant expansion into the field of telecommunications. If some or all of our unregulated businesses are unsuccessful, that would adversely effect our results of operations. We will not be able to recover any losses incurred by these businesses in our utility rates.

NUI Telecom may be unable to compete successfully with larger communications companies and other communications service providers and agents.

The market for communications services is extremely competitive. We expect that this competition will continue to intensify as new communications service providers and agents enter the market. The local access, long distance, wireless and Internet services we market compete for customer recognition with other providers offering similar services. NUI Telecom competes directly with other communications services agents and indirectly with national, regional and local communications providers of local access, long distance, wireless and Internet services. Many of these competitors have greater name recognition and financial, marketing and other resources. As a result, NUI Telecom may be unable to successfully compete against its competitors' pricing strategies, technology advances, advertising campaigns and other initiatives. NUI Telecom will need to distinguish itself by its communications services knowledge, its ability to offer a range of services and its responsiveness to the customer. If NUI Telecom is unsuccessful in this intensely competitive market, that would adversely effect our results of operations.

Our sales outsourcing business is subject to intense competition and downturns in the telecommunications industry.

Our sales outsourcing business, TIC Enterprises, sells products and services of its clients to business customers primarily in the telecommunications and delivery services markets. TIC's sales revenues are therefore dependent not only on the overall level of demand in the markets for those products and services, but also on the specific demand for the products of the companies that TIC represents. Competition in TIC's markets is strong, and the telecommunications industry in particular has suffered from weak demand, with little signs of improvement. Also, other sales outsourcing companies, or sales agencies offering competing services, may erode TIC's market for clients. If TIC is unsuccessful in this intensely competitive market, that would adversely effect our results of operations.

The natural gas industry is highly competitive.

Competition is intense in all of our markets. Some of our competitors have greater financial resources and access to larger supplies of natural gas than those available to us. These resources could allow those competitors to price their services more aggressively than we do, which could cause us to lose existing customers or to be unable to attract and acquire new customers.

The renewal or replacement of the existing long-term contracts with our natural gas customers at rates sufficient to maintain current revenues and cash flows depend upon a number of factors beyond our control, including:

 . competition from other pipelines or gas storage facilities;

 . the price of, and demand for, natural gas in markets served; and

 . the viability of our expansion projects.

We also compete with distributors of other fuels and forms of energy, including electricity, fuel oil and propane, in all portions of the territories in which we have gas distribution mains. Gas distributors such as us can expect increased competition from electricity as deregulation in that industry decreases prices and increases supply sources.

The unbundled sale of gas to customers is subject to competition from unregulated marketers and brokers, which generally do not bear the obligations or costs related to operating a regulated utility. We also face the risk of loss of transportation service for large industrial customers that may have the ability to build connections to interstate gas pipelines and bypass our distribution system.

Natural gas price stability and natural gas price volatility each present risks to our business which could adversely effect our revenues and cash flow.

Our storage business benefits from large price swings and peaking resulting from seasonal price sensitivity through increased withdrawal charges and demand for non-storage hub services. If volatility and seasonality in the natural gas industry decrease, because of increased storage capacity throughout the pipeline grid, increased production capacity or otherwise, the demand for our storage services and, therefore, the prices that we will be able to charge for those services, may decline.

Our wholesale trading subsidiary, NUI Energy Brokers, offers its customers the ability to manage some of the risks inherent in natural gas price fluctuations. Thus, our trading business also benefits from price volatility for natural gas and gas transportation capacity. By taking positions in contractual rights to provide or receive gas at various locations at various points in time, our traders can achieve higher margins if prices change greatly rather than remaining stable. Long periods of stable prices could significantly reduce our trading profits.

NUI Energy Brokers uses derivatives for multiple purposes, including: to hedge price commitments and minimize the risk of fluctuating gas prices, to take advantage of market information and opportunities in the marketplace, and to fulfill its trading strategies and, therefore, ensure favorable prices and margins. These derivative instruments include forwards, futures, options and swaps. We use derivatives and hedging techniques in an effort to reduce and manage the price risk inherent in volatile markets. However, those risks can not be completely eliminated, and we could incur financial losses in the future as a result of volatility in the market values of the underlying commodities or if one of our counterparties fails to perform under a contract.

Personal injury, mechanical failure and damage to the storage and related facilities could have an adverse effect on revenues and cash flow from our storage assets.

Our storage operations are subject to all of the risks generally associated with the storage of natural gas, a highly volatile product, including personal injuries and damage to storage facilities, related equipment and surrounding properties caused by hurricanes, weather and other acts of God, fires and explosions, subsidence, as well as leakage of natural gas. Our storage facilities incorporate certain primary and backup equipment which, in the event of mechanical failure, might take some time to replace. Any prolonged disruption to the operations of our storage facilities, whether due to mechanical failure, labor difficulties, destruction of or damage to such facilities, severe weather conditions, interruption of transportation or utilities service or other reasons, could have a material adverse effect on our business, results of operations and financial condition. Additionally, some of our storage contracts obligate us to indemnify the customer for any damage or injury occurring during the period in which the customer's natural gas is in our possession. In order to minimize the effects of any such incident, we maintain insurance coverage which includes property and business interruption insurance. We believe that this insurance coverage is adequate; however, you cannot be sure that the proceeds of any such insurance would be paid in a timely manner or be in an amount sufficient to meet our needs if such an event were to occur.

Terrorist attacks aimed at our facilities could adversely affect our business.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale. Since the September 11 attacks, the United States government has issued warnings that energy assets, specifically our nation's natural gas pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, could have a material adverse effect on our business.

Our storage business depends upon neighboring pipelines to transport natural gas.

To obtain natural gas, our storage business depends on the pipelines to which it has access. Many of these pipelines are owned by parties not affiliated with us. Any interruption of service on those pipelines or adverse change in their terms and conditions of service could have a material adverse effect on our ability (and the ability of our customers) to transport natural gas to and from our facilities and a corresponding material adverse effect on our storage revenues. In addition, the rates charged by those interconnected pipelines for transportation to and from our facilities affect the utilization and value of our storage services. Significant changes in the rates charged by those pipelines or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on our storage revenues.

Our natural gas business could be adversely affected by governmental regulation.

The construction, operation, maintenance, safety, and rates of our pipelines and gas storage facilities are typically regulated by state regulatory commissions with jurisdictional authority and are also subject to federal regulation and oversight with respect to safety issues. The significant regulatory factors that have previously affected this aspect of our business or could affect it from time to time include the following:

 . regulatory authorities may not allow us to charge rates sufficient to recover our costs; and

 . regulatory authorities may prohibit, delay, or restrict our ability to build pipelines and gas storage facilities needed to access the marketplace.

Our tariffs associated with our utility operating divisions provide purchased gas adjustment clauses through which rates charged to customers are adjusted for changes in the cost of gas on a reasonably current basis. Increases in other utility costs and expenses not otherwise offset by increases in revenues or reductions in other expenses could have an adverse effect on earnings due to the time lag associated with obtaining regulatory approval to recover such increased costs and expenses, and the uncertainty of whether regulatory commissions will allow full recovery of such increased costs and expenses.

Our results are affected by fluctuations in demand due to weather.

We experience quarter-to-quarter fluctuations in our financial results because our natural gas sales and pipeline throughputs are affected by changes in demand for natural gas, primarily because of the weather. In particular, demand on our Elizabethtown Gas system in New Jersey fluctuates due to weather variations because of the many seasonal heating customers that are served by that system. As a result, the winter months have historically generated more income than summer months on the Elizabethtown system. Our efforts to minimize such effects may not have the desired impact on future quarter-to-quarter fluctuations resulting from seasonal demand patterns.

We are subject to liabilities and costs under environmental laws.

Our operations are subject to federal, state and local laws and regulations, including those relating to the protection of the environment, natural resources, health and safety, waste management, and transportation of hydrocarbons and chemicals. Sanctions for noncompliance may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Environmental laws have become more stringent over the years. These laws sometimes apply retroactively. As a result of our historical waste disposal practices, we may incur material environmental costs and liabilities that may not be covered by insurance. In addition, a party can be liable for environmental damage without regard to that party's negligence or fault. Therefore, we could have liability for the conduct of others, or for acts that were in compliance with all applicable laws at the time we performed them. There also may be no assurance that we have discovered and identified all acquisition liabilities, including liabilities arising from non-compliance with governmental regulation and environmental laws by former owners, and for which we, as the new owner, may be responsible.

Our natural gas operations are subject to many hazards and operating risks that may not be covered fully by insurance.

Our operations are subject to many hazards. These hazards include:

 . damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters;

 . inadvertent damage from construction and farm equipment;

 . leakage of natural gas and other hydrocarbons;

 . fires and explosions; and

 . other hazards, including those associated with our gas, that could also result in personal injury and loss of life, pollution and suspension of operations.

We have insurance to protect against many of these liabilities. This insurance is capped at certain levels and does not provide coverage for all liabilities. Our insurance may not be adequate to cover all losses or liabilities that we might incur in our operations. Moreover, we may not be able to maintain insurance at adequate levels or at reasonable rates. Particular types of coverage may not be available in the future. Should catastrophic conditions occur that interrupt delivery of gas for any reason, such occurrence could have a material impact on the profitability of our operations.

Our exemption under the Public Utility Holding Company Act could negatively impact our ability to acquire additional utility assets or securities and could be challenged by the Securities and Exchange Commission.

We believe that we qualify for an exemption from the Public Utility Holding Company Act of 1935, except from provisions that regulate the acquisition of securities of public utility companies. We have claimed an intrastate exemption based on the fact that we and our utility subsidiaries conduct our utility operations predominantly in the State of New Jersey. Our ability to acquire additional utility assets or securities outside New Jersey could be limited if we want to maintain this exemption from regulation as a holding company under the Holding Company Act. However, we have been divesting utility assets outside of New Jersey and currently expect to continue our utility focus in New Jersey.

In addition, while our claim of exemption became effective upon filing of the required exemption statement, the SEC may subsequently revoke our exemption if it believes that we do not qualify for the exemption, or if it finds that our exemption is "detrimental to public interest or the interest of investors or consumers." You should be aware that the SEC has not affirmatively approved an intrastate exemption for a holding company with a similar level of utility activity outside its state of incorporation. We have not, however, sought, nor do we plan to seek, any affirmative approval from the SEC with respect to our exemption. Moreover, the SEC has not attempted to revoke similar intrastate exemption claims by other holding companies with a similar amount of utility operations in states other than their state of incorporation. There can be no assurances, however, that the SEC will not exercise its revocation authority in the future.

Our gas marketing operations involve market and price risks.

As part of our gas marketing activities, we purchase natural gas at a price determined by prevailing market conditions. Simultaneously with our purchase of natural gas, we generally resell natural gas at a higher price under a sales contract that is comparable in terms to our purchase contract, including any price escalation provisions. In most instances, small margins are characteristic of natural gas marketing because there are numerous companies of greatly varying size and financial capacity who compete with us in the marketing of natural gas. The profitability of our natural gas marketing operations depends on the following factors:

 . our responsiveness to changing markets and our ability to negotiate natural gas purchase and sales agreements in changing markets;

 . reluctance by end-users to enter into long-term purchase contracts;

 . consumers' willingness to use other fuels when natural gas prices get too high;

 . timing of imbalance or volume discrepancy corrections and their impact on financial results; and

 . the ability of our customers to make timely payment.

We rely on key personnel.

We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team led by Mr. John Kean, Jr. While we have stock-based compensation programs designed to retain and motivate our key executives and to align their interests with those of our shareholders, we may not be able to retain our senior management team. If Mr. Kean or other members of the senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

We may have difficulty securing additional financing, and our activities may be restricted by debt covenants.

Our growth strategy is capital intensive and depends on our ability to successfully acquire or construct additional pipeline systems. Our ability to implement this strategy depends upon our ability to obtain financing for such acquisitions and construction projects. To date, we have satisfied substantially all of our working capital needs through cash flow from operations, the issuance of long-term debt, the public sale of our common stock, and short-term borrowings.

We have entered into a credit agreement dated as of December 19, 2001 with a syndicate of banks that provides for a financing commitment of up to $80 million through December 18, 2002. There is no assurance that we will not need additional funds to implement our growth strategy, or that any needed longer term financing funds will be available, if at all, on acceptable terms. We will need to refinance any balances due under the existing credit agreement on December 18, 2002 if that facility is not renewed. If we are unable to refinance or raise additional funds, it will have a material adverse effect on our operations. If we raise funds by selling additional equity securities, the share ownership of persons acquiring equity securities in such offering will be diluted. The credit agreement also contains a number of significant covenants limiting our ability to, among other things, borrow additional money, transfer or sell assets, create liens and enter into a merger or consolidation. These covenants also require us to meet certain financial tests. If we are unable to meet our debt service obligations or to comply with these covenants, there would be a default under the credit agreement. Such a default, if not waived, could result in acceleration of the repayment of our debt and have a material adverse effect on our operations.

As a holding company, our ability to pay dividends and meet our other obligations depends on the ability of our subsidiaries to pay dividends to us.

We are a holding company with no business operations. Our only significant asset is the outstanding capital stock of our operating subsidiaries. As a result, we are totally dependent on dividends from those subsidiaries to pay dividends on our common stock or on any preferred stock we may issue, and to meet our other obligations. The ability of our subsidiaries to pay dividends to us could be restricted as a result of their capital structure, decisions of their boards, availability of funds, and any applicable legal restrictions.

There is no assurance we will continue to declare dividends in the future.

Our common shareholders may receive dividends out of legally available funds if, and when, they are declared by our board of directors. Our current policy is to declare dividends at an annual rate of $0.98 per share of common stock. The amount of future cash dividends, if any, will depend upon future earnings, results of operations, capital requirements, covenants contained in our various financing agreements, our financial condition and certain other factors. We cannot assure you that dividends will be paid in the future.

The price of our securities may become less stable as our business mix increases.

The trading price and trading volume of our common stock has historically been relatively stable. However, as we increase our focus on our unregulated businesses, our securities could become subject to greater price and volume fluctuations. This volatility, in addition to the volatility of the stock market in general, may adversely affect the market price of our securities.

Anti-takeover provisions of our certificate of incorporation and bylaws and New Jersey law could make an acquisition of our company more difficult.

Our certificate of incorporation and bylaws and New Jersey law include provisions that could delay or make it more difficult for a third party to acquire us. We have also enacted certain anti-takeover measures, including a shareholder rights plan. In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote of action by our shareholders. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. As a result of these measures and others, potential acquirers of us may find it more difficult or be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to their transactions. There is no assurance that such provisions will not have an adverse effect on the market value of our securities.

There is no assurance that a public market will develop for certain of the securities which may be offered and sold under this prospectus.

Any debt securities or preferred stock sold under this prospectus will be new issues of our securities with no established trading market. Underwriters to whom we sell any of those securities for public offering and sale may make a market in such securities, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice. Consequently, no assurance can be given as to the liquidity of any secondary market for any of those securities.

                          Forward Looking Statements

The statements we make in this prospectus, in any prospectus supplement, or in the documents we have incorporated by reference that are not statements of historical fact, may be "forward looking statements" within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology. The forward-looking statements may include discussions about business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration into our business of the operations we have acquired. Although we believe that the expectations in such statements are or will be reasonable, any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or any prospectus supplement. Our operations are subject to several uncertainties, risks and other influences, many of which are outside our control. Actual results may vary materially from anticipated results for a number of reasons, including those described under "Risk Factors" in this prospectus or in any prospectus supplement.

                Incorporation of Certain Documents by Reference

The SEC allows us to "incorporate by reference" information we file with the SEC into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately by us with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included in subsequent incorporated documents of by information that is included directly in this prospectus or any prospectus supplement.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about us and our financial condition.

   (1)Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001, filed with the SEC on December 21, 2001;

   (2)Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001, filed with the SEC on February 14, 2002;

   (3)Our Current Report on Form 8-K filed with the SEC on January 30, 2002, reporting on our earnings for our fiscal quarter ended December 31, 2001 and a certain credit agreement; and

   (4)The description of NUI Holding Company's common stock, without par value (now our common stock), contained in NUI Holding Company's registration statement on Form 8-A, filed with the SEC on May 28, 1982, and Amendment No. 1 thereto on Form 8-A/A, filed with the SEC on September 16, 1993 (File No. 1-8353), and the description of the rights which are attached to our common stock that is contained in our registration statement on Form 8-A filed with the SEC on March 6, 2001.

We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date of the termination of the offering pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act. We also incorporate by reference additional documents that we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                              Investor Relations
                                NUI Corporation
                               550 Route 202-106
                                 P. O. Box 760
                       Bedminster, New Jersey 07921-0760
                                (908) 781-0500

                                Use of Proceeds

Except as may otherwise be described in an accompanying prospectus supplement relating to an offering of the securities, we intend to use the net proceeds from the sale of the securities offered under this prospectus and the prospectus supplement for general corporate purposes, including working capital, investment in subsidiaries and payment or partial payment of existing indebtedness. We will determine any specific allocation of the net proceeds of an offering of the securities to a specific purpose at the time of the offering and will describe the allocation in the related prospectus supplement.

                    Ratio of Earnings to Fixed Charges and
            Earnings to Fixed Charges and Preferred Stock Dividends

The ratio of our earnings to our fixed charges and earnings to fixed charges and preferred stock dividends for each of the fiscal years indicated:

                                                                 Year Ended September 30,
                                                                 ------------------------
                                                                 1997 1998 1999 2000 2001
                                                                 ---- ---- ---- ---- ----
Ratio of earnings to fixed charges.............................. 2.11 1.85 2.64 2.70 2.44
Ratio of earnings to fixed charges and preferred stock dividends 2.11 1.85 2.64 2.70 2.44

For these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, including amounts capitalized, that portion of rent expense which management deems to be attributable to interest costs and amortization of debt expense.

                        Description of Debt Securities

The debt securities may be issued from time to time in one or more series under an Indenture (as defined below) between NUI, as issuer, and the trustee specified in the applicable prospectus supplement. The following summaries of certain provisions of the debt securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of debt securities, including the definitions therein of certain terms. A copy of the form of the Indenture is included as an exhibit to the Registration Statement of which this prospectus is a part. The following summary is qualified in its entirety by reference to such exhibit. See "Where You Can Find More Information." Article and Section references used herein are references to the Indenture. Capitalized terms not otherwise defined in this Description of Debt Securities will have the meaning given in the Indenture. Whenever particular Sections, Articles or defined terms in the Indenture are referred to, it is intended that those Sections, Articles or defined terms shall be incorporated herein by reference.

The debt securities will constitute either indebtedness designated as Senior Indebtedness ("Senior Debt Securities"), indebtedness designated as Senior Subordinated Indebtedness ("Senior Subordinated Debt Securities") or indebtedness designated as Subordinated Indebtedness ("Subordinated Debt Securities"). Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of the debt securities. The Indentures will be substantially identical, except for provisions relating to subordination. See "--Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities," below. There will be a separate trustee under each Indenture. Information regarding the trustee under an Indenture will be included in any prospectus supplement relating to the debt the securities issued thereunder.

The following description sets forth certain general terms and provisions of the debt the securities to which any prospectus supplement may relate. The particular terms of the debt the securities and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt the securities.

General

The debt securities offered pursuant to this prospectus will be limited to $150,000,000 aggregate principal amount or (i) its equivalent (based on the applicable exchange rate at the time of sale), if the debt the securities are issued with principal amounts denominated in one or more foreign currencies, composite currencies or currency units, or (ii) such greater amount, if the debt the securities are issued at an original issue discount, as shall result in aggregate proceeds of $150,000,000 to NUI. The Indentures provide that additional debt the securities may be issued thereunder up to the aggregate principal amount authorized from time to time by NUI's Board of Directors. So long as a single trustee is acting for the benefit of the holders of all the debt the securities offered hereby and any such additional debt the securities issued under the Indentures, the debt the securities and any such additional debt the securities are herein collectively referred to as the "Indenture Securities." The Indentures also provide that there may be more than one trustee under the Indentures, each with respect to one or more different series of Indenture Securities. At any time when two or more trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein means the one or more series with respect to which each respective trustee is acting and the powers and the trust obligations of each such trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as trustee. If there is more than one trustee acting for different series of Indenture Securities, then those Indenture Securities (whether of one or more than one series) for which each trustee is acting would be treated as if issued under a separate Indenture.

The applicable prospectus supplement will set forth a description of the particular series of debt securities being offered thereby, including but not limited to (Indentures, Section 3.1):

   (1)the designation or title of such debt securities;

   (2)any limit on the aggregate principal amount of such debt securities;

   (3)the percentage of their principal amount at which such debt securities will be offered;

   (4)the date or dates on which the principal of such debt securities will be payable and on which such debt securities will mature;

   (5)the rate or rates (which may be fixed or variable) at which such debt securities shall bear interest, or the method of determination of such rate or rates at which such debt securities shall bear interest, if any;

   (6)the date or dates from which interest will accrue or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable;

   (7)whether such debt securities will be secured;

   (8)the currencies or currency units in which such debt securities are issued or payable;

   (9)the terms for redemption, extension or early repayment of such debt securities, if any;

  (10)if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such debt securities are authorized to be issued;

  (11)if applicable, the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and other conversion provisions;

  (12)the provisions for a sinking fund, if any;

  (13)whether such debt securities are issuable as a Global Security or Securities (as defined below);

  (14)any index or formula to be used to determine the amount of payments of principal, premium, if any, and interest on such debt securities, and any commodities, currencies, currency units or indices, or value, rate or price, relevant to such determination;

  (15)if the principal of, premium, if any, or interest on such debt securities is to be payable, at the election of NUI or a holder thereof, in one or more currencies or currency units other than that or those in which such debt securities are stated to be payable, the currencies or currency units in which payment of the principal of, premium, if any, and interest on such debt securities as to which election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

  (16)if other than the principal amount thereof, the portion of the principal amount of such debt securities of the series which will be payable upon acceleration of the maturity thereof;

  (17)whether such debt securities are subordinate in right of payment to any Senior Indebtedness of NUI and, if so, the terms and conditions of such subordination and the aggregate principal amount of such Senior Indebtedness outstanding as of a recent date;

  (18)whether the interest, if any, on such debt securities is to be payable in securities of NUI and the terms and conditions applicable to any such payment;

  (19)any covenants to which NUI may be subject with respect to such debt securities;

  (20)the applicability of the provisions described under "Defeasance and Covenant Defeasance" below;

  (21)United States income tax consequences, if any;

  (22)the provisions for the payment of additional amounts with respect to any withholding taxes in certain cases;

  (23)any term or provision relating to such debt securities which is not inconsistent with the provisions of the Indenture;

  (24)the trustee; and

  (25)any other special terms pertaining to such debt securities.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange. One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Any material federal income tax consequences and other special considerations with respect to any series of debt securities will be described in the prospectus supplement relating to any such series of debt securities.

If the purchase price of any series of debt securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of, premium, if any, and interest on any series of debt securities are payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such series of debt securities will be set forth in the applicable prospectus supplement.

Debt securities may be issued from time to time with payment terms which are calculated by reference to the value, rate or price of one or more commodities, currencies, currency units or indices. holders of such debt securities may receive a principal amount (including premium, if any) on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal (including premium, if any) or interest otherwise payable on such dates, depending upon the value, rate or price on the applicable dates of the applicable currency, currency unit, commodity or index. Information as to the methods for determining the amount of principal, premium, if any, or interest payable on any date, the currencies, currency units, commodities or indices to which the amount payable on such date is linked and any additional tax considerations will be set forth in the applicable prospectus supplement.

Except as may be set forth in the applicable prospectus supplement, holders of debt securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or such debt securities in the event that NUI engages in or becomes the subject of a highly leveraged transaction, other than the limitations on mergers, consolidations and transfers of substantially all of NUI's properties and assets as an entirety to any person as described below under "--Consolidation, Merger and Sale of Assets."

Except as otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by NUI in New York, New York, except that at the option of NUI interest may be paid by check mailed to the person entitled thereto.

The debt securities will be issued only in fully registered form without coupons and may be presented for the registration of transfer or exchange at the corporate trust office of the trustee. Not all debt securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional debt securities of such series.

Since NUI is a holding company, the rights of NUI, and the rights of its creditors, including the holders of the debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that NUI may be recognized as a creditor of the subsidiary. Generally, the debt securities will be effectively subordinated to all existing and future indebtedness of the operating subsidiaries of NUI.

Unless otherwise specified in an applicable prospectus supplement, the Indentures will not contain any provisions that limit the ability of NUI or any subsidiary of NUI to incur indebtedness or that afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving NUI or any of its subsidiaries.

Senior Debt Securities

The Senior Debt Securities will rank pari passu with all other unsubordinated debt of NUI and senior to the Senior Subordinated Debt Securities and Subordinated Debt Securities.

Subordination of Senior Debt Securities and Subordinated Debt Securities

The payment of the principal of, premium, if any, and interest on the Senior Subordinated Debt Securities and the Subordinated Debt Securities will, to the extent set forth in the respective Indentures and Indenture Supplements governing such Senior Subordinated Debt Securities and Subordinated Debt Securities, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. (Indentures, Section 15.1.) Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of NUI, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. In the event of the acceleration of the maturity of any Senior Subordinated Debt Securities or Subordinated Debt Securities, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, will be entitled to receive any payment upon the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities or Subordinated Debt Securities may be made if there shall have occurred and be continuing in a default in the payment of principal of, or premium, if any, or interest on any Senior Indebtedness beyond any applicable grace period, or a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceedings shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities (other than stock, and certain subordinated securities, of NUI) upon conversion or exchange of a Senior Subordinated debt security or Subordinated debt security will be deemed to constitute payment on account of the principal of such Senior Subordinated debt security or Subordinated debt security, as the case may be.

By reason of such provisions, in the event of insolvency, holders of Senior Subordinated Debt Securities and Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness with respect thereto.

The term "Senior Indebtedness," when used with respect to any series of Senior Subordinated Debt Securities or Subordinated Debt Securities, is defined to include all amounts due on and obligations in connection with any of the following, whether outstanding at the date of execution of the Indentures or thereafter incurred, assumed, guaranteed or otherwise created (including, without limitation, interest accruing on or after a bankruptcy or other similar event, whether or not an allowed claim therein):

  (a)indebtedness, obligations and other liabilities (contingent or otherwise) of NUI for money borrowed or evidenced by bonds, debentures, notes or similar instruments;

  (b)reimbursement obligations and other liabilities (contingent or otherwise) of NUI with respect to letters of credit or bankers' acceptances issued for the account of NUI and interest rate protection agreements and currency exchange or purchase agreements;

  (c)obligations and liabilities (contingent or otherwise) of NUI related to capitalized lease obligations;

  (d)indebtedness, obligations and other liabilities (contingent or otherwise) of NUI related to agreements or arrangements designed to protect NUI against fluctuations in commodity prices, including without limitation, commodity futures contracts or similar hedging instruments;

  (e)indebtedness of others of the kinds described in the preceding clauses (a) through (d) that NUI has assumed, guaranteed or otherwise assured the payment of, directly or indirectly;

  (f)indebtedness of another person of the type described in the preceding clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance on property owned or held by NUI; and

  (g)deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability described in the preceding clauses (a) through (f) whether or not there is any notice to or consent of the holders of such series of Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be; except that, with respect to the Senior Subordinated

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

     Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Senior Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Senior Subordinated Debt Securities and, with respect to Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Subordinated Debt Securities.

In certain circumstances, such as the bankruptcy or insolvency of NUI, bankruptcy or insolvency legislation may be applicable and the application of such legislation may lead to different results with respect to, for example, payments to be made to holders of debt securities, or priorities between holders of the debt securities and holders of Senior Indebtedness, than those provided for in the applicable Indenture.

If this prospectus is being delivered in connection with a series of Senior Subordinated Debt Securities or Subordinated Debt Securities, the accompanying prospectus supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of NUI's most recent fiscal quarter.

Form, Exchange, Conversion, Transfer, and Payment

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued only in fully registered form in denominations of U.S. $1,000 or integral multiples thereof. (Indenture, Section 3.2) Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest on the debt securities will be payable, and the exchange, conversion and transfer of debt securities will be registerable, at the office or agency of NUI maintained for such purposes. No service charge will be made for any registration of a transfer or exchange of the debt securities, but NUI may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

All monies paid by NUI to a Paying Agent for the payment of principal of, premium, if any, or interest on any debt security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to NUI and thereafter the holder of such debt security may look only to NUI for payment thereof.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the following events are specified in the Indentures as Events of Default with respect to debt securities of any series (Indentures, Section 5.1):

  (a)failure to pay principal (or premium, if any) on any debt security of that series at its maturity, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series;

  (b)failure to pay any interest on any debt security of that series when due, continued for 30 days, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series;

  (c)failure to make any mandatory sinking fund payment, when due, continued for 30 days, in respect of any debt security of that series;

  (d)failure to perform any other covenant of NUI in the applicable Indenture or any other covenant to which NUI may be subject with respect to debt securities of that series (other than a covenant solely for the benefit of a series of debt securities other than that series), continued for 90 days after written notice as provided in the applicable Indenture;

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

  (e)acceleration of any indebtedness for borrowed money in a principal amount in excess of $15 million for which NUI or any Significant Subsidiary is liable, including debt securities of another series, or a default by NUI or any Significant Subsidiary in the payment at final maturity of outstanding indebtedness for borrowed money in a principal amount in excess of $15 million, and such acceleration or default at maturity shall not be waived, rescinded or annulled within 30 days after written notice to NUI thereof, unless such acceleration or default at maturity shall be remedied or cured by NUI or such Significant Subsidiary or rescinded, annulled or waived by the holders of such indebtedness, in which case such acceleration or default at maturity shall not constitute an Event of Default under this provision;

  (f)certain events of bankruptcy, insolvency or reorganization; and

  (g)any other Event of Default provided with respect to the debt securities of that series.

If an Event of Default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series, by notice as provided in the applicable Indenture, may declare the principal amount (or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of that series to be due and payable immediately, except that upon the occurrence of an Event of Default specified in (f) above, the principal amount (or in the case of original issue discount securities, such portion) of all debt securities will be immediately due and payable without notice. (Indentures, Section 5.2.) However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

The Indentures will provide that, subject to the duty of the respective trustees thereunder during an Event of Default to act with the required standard of care, each such trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the holders, unless such holders shall have offered to such trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such trustee, or to exercise any trust or power conferred on such trustee, with respect to the debt securities of that series.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless (Indentures, Section 5.7):

  (1)such holder shall have previously given to the applicable trustee written notice of a continuing Event of Default.

  (2)the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the same series shall have made written requests, and offered reasonable indemnity, to such trustee to institute such proceeding as trustee; and

  (3)the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of, or premium, if any, and interest, if any, on such debt security on or after the respective due dates expressed in such debt security or the right to convert that holder's debt security in accordance with the Indentures (if applicable). (Indentures, Section 5.8.)

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

NUI will be required to furnish to the Trustees annually a statement as to the performance by NUI of its obligations under the respective Indentures and as to any default in such performance.

Modification and Waiver

Without the consent of any holder of outstanding debt securities, NUI and the trustees may amend or supplement the Indentures or the debt securities to cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the rights of any holder of debt securities. (Indentures, Section 9.1.) Other modifications and amendments of the respective Indentures may be made by NUI and the applicable trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby (Indentures, Section 9.2):

  (a)change the stated maturity of the principal of, or any installment of principal of, or premium, if any, or interest on any debt security;

  (b)reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any debt security;

  (c)reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

  (d)change the place or currency of payment of principal of, premium, if any, or interest on any debt security;

  (e)impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity or redemption date thereof;

  (f)if applicable, modify the conversion provisions in a manner adverse to the holders thereof;

  (g)modify the subordination provisions applicable to Senior Subordinated Debt Securities or Subordinated Debt Securities in a manner adverse to the holders thereof;

  (h)reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults; or

  (i)modify any of the provisions of certain sections as specified in the Indenture including the provisions summarized in this paragraph, except to increase any such percentage or to designate additional provisions of the applicable Indenture, which, with respect to such series, cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby.

The holders of at least a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive, insofar as that series is concerned, compliance by NUI with certain covenants of the applicable Indenture. The holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, premium, if any, or interest on, any debt security of that series or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected. (Indentures, Section 9.8 and 5.13.)

Consolidation, Merger, and Sale of Assets

NUI, without the consent of any holders of any series of outstanding debt securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety (treating NUI and each of its subsidiaries as a single consolidated entity) to, any corporation, and any other corporation may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, NUI, provided that

  (a)the corporation (if other than NUI) formed by such consolidation or into which NUI is merged or which acquires or leases the assets of NUI substantially as an entirety is organized and existing under the laws of the United States of America, a state thereof or the District of Columbia, and assumes NUI's obligations under each series of outstanding debt securities and the Indentures applicable thereto;

  (b)the Trustee is satisfied that the transaction will not result in the successor being required to make any deduction or withholding on account of certain taxes from any payments in respect of the Securities;

  (c)after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

  (d)the trustee shall have received an officer's certificate and an opinion of counsel with respect to compliance with the foregoing requirements. (Indentures, Section 8.1.)

Defeasance and Covenant Defeasance

The Indentures allow NUI to elect either (Indentures, Section 13.1):

(1) to defease and be discharged from all of its obligations with respect to any series of debt securities including, in the case of Senior Subordinated Debt Securities and Subordinated Debt Securities, the provisions described under "--Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities" and except for the obligations to exchange or register the transfer of such debt securities, to replace temporary, mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, and to hold monies for payments in trust ("defeasance"); or

(2) to be released from its obligations with respect to any series of debt securities concerning the restrictions described under "--Consolidation, Merger and Sale of Assets" and any other covenants applicable to such debt securities including, in the case of Senior Subordinated Debt Securities and Subordinated Debt Securities, the provisions described under "--Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities," which are subject to covenant defeasance ("covenant defeasance"), and the occurrence of an event described and notice thereof in clauses (c) and (d) under "--Events of Default" shall no longer be an Event of Default, in each case, upon the irrevocable deposit with the trustee, in trust for such purpose, of money and Government Obligations that, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and interest, if any, on such debt securities on the scheduled due dates therefor.

Such a trust may only be established if, among other things (Indentures, Section 13.4),

  (a)NUI has delivered to the trustee (i) in the case of defeasance, an opinion of counsel stating that (A) NUI has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the applicable Indenture, there has been a change in the applicable United States federal income tax law, in the case of either (A) or (B) to the effect that the holders of such Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur or (ii) in the case of covenant defeasance, an opinion of counsel to the effect that the holders of such debt securities will not recognize gain or loss for United States federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, and

  (b)no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit, and

NUI may exercise its defeasance option with respect to such debt securities notwithstanding its prior exercise of its covenant defeasance option. If NUI exercises its defeasance option, payment of such debt securities may not be accelerated because of an Event of Default. If NUI exercises its covenant defeasance option, payment of such debt securities may not be accelerated by reference to the covenants noted under clause (2) above. If NUI omits to comply with its remaining obligations with respect to such debt securities under the applicable Indenture after

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

exercising its covenant defeasance option, and if such debt securities are declared due and payable because of the occurrence of any Event of Default, then the amount of money and U.S. government obligations on deposit with the trustee may, in certain circumstances, be insufficient to pay amounts due on such debt securities at the time of the acceleration resulting from the Event of Default; however, NUI will remain liable for making such payments. (Indentures, Article 13.)

Governing Law

The Indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Indentures, Section 1.12.)

Regarding the Trustees

The Indentures contain certain limitations on the right of each trustee, should it become a creditor of NUI, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in certain other transactions with NUI; however, if the Trustee acquires any conflicting interest and there is a default under the debt securities issued under the applicable Indenture, the Trustee must eliminate such conflict or resign. (Indentures, Section 6.8.)

Book Entry System

The debt securities of a Series may be issued in the form of one or more global certificates representing the debt securities (the "Global Securities") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable prospectus supplement and will be registered in the name of the Depository or a nominee thereof. (Indentures, Section 3.1.) In such a case one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a Global Security may be transferred, in whole but not in part, only to another nominee of the Depository for such series, or to a successor Depository for such series selected or approved by NUI, or to a nominee of such successor Depository. (Indentures, Sections 2.6, 2.7 and 3.5.)

The specific depository arrangement with respect to any series of debt securities to be represented by a Global Security will be described in the applicable prospectus supplement. NUI expects that the following provisions will apply to depository arrangements.

Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depository for such Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such debt securities or by NUI, if such debt securities are offered and sold directly by NUI. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Global Security or by its nominee. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to own, pledge or transfer beneficial interests in such Global Securities.

So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise

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

specified in the applicable prospectus supplement and except as specified below, owners of beneficial interests in such Global Security will not be entitled to have debt securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

NUI understands that, under existing industry practices, if NUI requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depository would authorize the participants to give such notice or take such action. In that case, participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in the applicable prospectus supplement, payments with respect to principal, premium, if any, and interest, if any, on debt securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security.

NUI expects that the Depository for any debt securities represented by a Global Security, upon receipt of any payment of principal, premium or interest in respect of such Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. NUI also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of NUI, the trustee or any agent of NUI or the trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If the Depository for any debt securities represented by a Global Security is at any time unwilling or unable to continue as Depository or ceases to be registered or in good standing under the Securities Exchange Act of 1934, as amended, and a successor Depository is not appointed by NUI, NUI will issue such debt securities in definitive certificated form in exchange for such Global Security. In addition, NUI may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Global Securities and, in such event, will issue debt securities of such series in definitive certificated form in exchange for all of the Global Security or Securities representing such debt securities. (Indentures, Section 2.7.)

                         Description of Capital Stock

As of September 30, 2001, our authorized capital stock was 30,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of that date, we had 13,755,038 shares of common stock outstanding, including 174,301 shares held in treasury, and no shares of preferred stock outstanding. We have summarized below the key terms and provisions of the Company's capital stock. The descriptions are not complete. You should read the actual provisions of our Certificate of Incorporation, as amended (our "Certificate of Incorporation"), and our bylaws that relate to your individual investment strategy. We have previously filed our Certificate of Incorporation and bylaws with the SEC.

Our transfer agent and registrar is American Stock Transfer & Trust Company, New York, New York.

Preferred Stock

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock we may offer. If we offer preferred stock, we will describe the specific designations and rights in the prospectus supplement and we will file a description with the SEC.

Our Certificate of Incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, none of which are currently outstanding. Our board of directors can, without approval of shareholders, issue one or more series of preferred stock. The board of directors can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

The preferred stock will, when issued, be fully paid and non-assessable.

Shares of Series A Junior Participating Preferred Stock have been reserved for possible future issuance in connection with the Company's Shareholder Rights Plan, described below.

Common Stock

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "NUI." Any additional common stock we issue will also be listed on the New York Stock Exchange.

Dividends. Common shareholders may receive dividends if the board of directors declares them out of legally available funds. We may pay dividends in cash, stock or another form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

Dividend Restrictions. Our long-term debt agreements include, among other things, restrictions as to the payment of cash dividends. Under the most restrictive of these provisions, we were permitted to pay approximately $76.8 million of cash dividends as of September 30, 2001.

Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. A majority of the issued and outstanding voting stock constitutes a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding voting stock is required to effect certain fundamental corporate changes such as liquidation or merger. A vote by the holders of 75% of the issued and outstanding voting shares is required to effect certain amendments to our Certificate of Incorporation. Common shareholders are not entitled to preemptive or cumulative voting rights.

Other Rights. We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Shareholder Rights Plan

In November 1995, the Company's Board of Directors adopted a Shareholder Rights Plan (the "1995 Plan") under which shareholders of our common stock were issued as a dividend one right to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $50 (the "Right") for each share of common stock held. The Rights initially attached to the shares of our common stock and could have been exercised or transferred only if a person or group (an "Acquirer"), with certain exceptions, acquired, or commenced a tender offer to acquire beneficial ownership of 15% or more of our common stock. Each Right, except those held by the Acquirer, may have been used by the non-acquiring shareholders to purchase, at the Right's exercise price, shares of our common stock having a market value equivalent to twice the Right's exercise price, thus substantially reducing the Acquirer's ownership percentage.

Under the 1995 Plan, the Company could have redeemed the Rights at $0.001 per Right at any time prior to the occurrence of any such event. All Rights under the 1995 Plan were to have expired on November 27, 2005. The Shareholder Rights Plan was amended so that it was not triggered by the restructuring of the Company as a holding company. On March 1, 2001, upon restructuring as a holding company, we adopted a new Shareholder Rights Plan similar to the 1995 Plan (the 2001 Plan) except that all rights now expire on March 2, 2011.

                             Selling Shareholders

An unspecified number of shares of our common stock may be offered and sold under this prospectus by selling shareholders; provided, however, that no selling shareholder will be authorized to use this prospectus for an offer of such common stock without first obtaining our consent. We may consent to the use of this prospectus by selling shareholders for a limited period of time and subject to limitations and conditions, which may be varied by agreement between us and the selling shareholders. Information identifying any such shareholders and disclosing such information concerning the shareholders and the amount of common stock to be sold as may then be required by the Securities Act and the rules of the SEC will be set forth in a supplement to this prospectus.

                             Plan of Distribution

We and the selling shareholders may offer the securities to or through underwriters, through agents or directly to other purchasers.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

We and the selling shareholders may sell the securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each prospectus supplement will set forth the terms of the securities to which such prospectus supplement relates, including the name or names of any underwriters or agents with whom we or the selling shareholders have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds to us or the selling shareholders from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such securities will be listed. Dealer trading may take place in certain of the securities, including securities not listed on any securities exchange.

The securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone. The underwriter or underwriters with respect to each underwritten offering of securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and each of the underwriters with respect to a sale of securities will be obligated to purchase all of its securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be offered and sold by us and the selling shareholders through agents designated by us or the selling shareholders, as the case may be, from time to time. Any agent involved in the offer and sale of any securities will be named, and any commissions payable by us or the selling shareholders, as the case may be, to such agent will be set forth, in the prospectus supplement relating to such offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase securities may be solicited directly by us or the selling shareholders and sales thereof may be made by us or the selling shareholders, as the case may be, directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

We and the selling shareholders may also issue contracts under which the counterparty may be required to purchase securities. Such contracts would be issued for securities in amounts, at prices and on terms to be set forth in a prospectus supplement.

The anticipated place and time of delivery of securities will be set forth in the applicable prospectus supplement.

If so indicated in the applicable prospectus supplement, we or the selling shareholders will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from us or the selling shareholders, as the case may be, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us or the selling shareholders, as the case may be. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that:

 . The purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject; and

 . If the securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such securities not sold for delayed delivery.

The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

Any underwriter or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold and any discounts or commissions received by them from us or the selling shareholders, as the case may be, and any profit realized by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Underwriters and agents may be entitled, under agreements entered into with us or the selling shareholders, to indemnification by us or the selling shareholders, as the case may be, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Certain of such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for, us and our subsidiaries or the selling shareholders in the ordinary course of business.

The securities may or may not be listed on a national securities exchange or a foreign securities exchange, other than the common stock, which is traded on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be traded on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in those securities, but the underwriters will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurances can be given that there will be an active trading market for the securities.

                                 Legal Matters

The validity of the securities offered will be passed upon for us by Pitney, Hardin, Kipp & Szuch LLP, Morristown, New Jersey and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable prospectus supplement.

                                    Experts

The consolidated financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended September 30, 2001, have been so incorporated in reliance on the report by Arthur Andersen LLP, certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                      Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at, or obtain copies (at prescribed rates) by mail from, the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like NUI, that file reports electronically with the SEC. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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--------------------------------------------------------------------------------

                       [LOGO]            CIBC World Markets
                         NUI

                   NUI Corporation

                  1,500,000 Shares

                    Common Shares     A.G. Edwards & Sons, Inc.

                ---------------------

                PROSPECTUS SUPPLEMENT
                ---------------------
                                        Robert W. Baird & Co.
                   March 14, 2002

                -----------------------------------------------

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is correct only as of the date of this prospectus supplement, regardless of the time of the delivery of this prospectus supplement and the accompanying prospectus or any sale of these securities.

                                    [GRAPHIC]